UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Group 4Q13 total reported Core pre-tax income of CHF 428 million, up 11% from CHF 385 million in 4Q12; 4Q13 underlying* pre-tax income of CHF 1,321 million; results reflect strong profitability in PB&WM and solid performance in IB, with particular strength in equities and underwriting

Credit Suisse Group full-year 2013 total reported Core pre-tax income of CHF 4,461 million, up 136% from CHF 1,888 million for 2012; 2013 underlying* pre-tax income of CHF 5,810 million; results demonstrate strength of strategic franchise, with return on equity of 13% for strategic businesses

Board of Directors to propose cash distribution of CHF 0.70 per share for 2013, payout free of Swiss withholding tax

4Q13 Core results:
•	Total reported results: Pre-tax income of CHF 428 million, including litigation provisions of CHF 514 million, return on equity of 3%
•	Underlying* results: Pre-tax income of CHF 1,321 million, return on equity of 9%
•	Strategic results: Pre-tax income of CHF 1,461 million, return on equity of 11%

Full-year 2013 Core results:
•	Total reported results: Pre-tax income of CHF 4,461 million, return on equity of 8%
•	Underlying* results: Pre-tax income of CHF 5,810 million, return on equity of 10%
•	Strategic results: Pre-tax income of CHF 7,145 million, return on equity of 13%

Private Banking & Wealth Management:
•
4Q13: Total reported pre-tax income of CHF 870 million, taking into account litigation provisions of CHF 175 million in connection with the SEC-related aspect of the US tax matter, where we are working towards a resolution; strong profitability in strategic businesses with pre-tax income of CHF 1,057 million and after-tax return on Basel III allocated capital of 34%

•
2013: Total reported pre-tax income of CHF 3,686 million; higher pre-tax income in strategic businesses compared to 2012, driven by significantly higher fee-based revenues; Asset Management pre-tax income increased 32% from 2012 to 2013, underscoring importance of restructured Asset Management franchise in profit generation within the division

•	Total reported net new assets of CHF 32.1 billion in 2013, with continued growth, primarily in emerging markets and the ultra-high-net-worth individual client segment

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February 6, 2014 Page 2/16

Investment Banking:
•
4Q13: Total reported pre-tax loss of CHF 40 million, including a CHF 339 million litigation provision relating to ongoing mortgage litigation; solid performance in strategic businesses with pre-tax income of CHF 485 million, with sustained market share positions across high-returning businesses driving revenue growth

•
2013: Total reported pre-tax income of CHF 2,243 million; improved profitability and pre-tax income in strategic businesses up 13% from 2012, reflecting slightly lower revenues, reduced cost base and lower leverage and capital usage; after-tax return on Basel III allocated capital of 19% in strategic businesses

Continued improvement in capital and leverage positions; surpassed end-2013 targets:
•	Look-through Basel III CET1 ratio increased to 10.3%; Look-through Total Capital ratio increased to 16.1% as of end of 4Q13
•	Leverage exposure reduced by 20% since 3Q12 to CHF 1,130 billion as of end of 4Q13; Look-through Swiss Total Capital leverage ratio of 3.8% as of end of 4Q13

Continued progress on cost savings initiatives:
•	Delivered CHF 3.1 billion of expense savings as of end-2013, on track to realize target of over CHF 4.5 billion of expense savings by end-2015 versus adjusted* annualized 6M11 run-rate
•	Reduced total compensation and benefits expense for the full-year 2013 by 8% for the Group and 10% in Investment Banking compared to 2012

Financial Highlights
in CHF million (unless otherwise stated)		4Q13	3Q13	4Q12	2013	2012
	Pre-tax income	1,321	933	1,189	5,810	5,017
Underlying	Diluted earnings per share (in CHF)	0.47	0.40	0.41	2.27	2.36
	Return on equity (in %)	9%	7%	9%	10%	10%
	Pre-tax income (Core Results)	428	688	385	4,461	1,888
	Net income attributable to shareholders	267	454	263	3,069	1,349
Total	Diluted earnings per share (in CHF)	0.08	0.26	0.09	1.65	0.79
reported	Return on equity (in %)	3%	4%	3%	8%	4%
	Look-through Basel III CET1 ratio (in %)	10.3%	10.2%	8.0%	10.3%	8.0%
	Look-through Swiss Total Capital Leverage Ratio (in %)	3.8%	3.2%	-	3.8%	-
	Pre-tax income	1,461	1,390	1,691	7,145	6,267
Strategic	Cost/income ratio (in %)	75%	75%	71%	72%	75%
	Return on equity (in %)1	11%	10%	15%	13%	15%
Non-strategic	Pre-tax income	(1,033)	(702)	(1,306)	(2,684)	(4,379)
1 Return on equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity).

Media Release
February 6, 2014 Page 3/16

Zurich, February 6, 2014 Credit Suisse Group reports 4Q13 and full-year 2013 results.

Brady W. Dougan, Chief Executive Officer, said: “In 2013, our priorities were to further improve profitability, continue to strengthen our capital position and reduce risks and leverage exposure, while expanding market share in targeted markets. We made strong progress towards these objectives, while at the same time taking a number of additional strategic measures, both on a Group level and in our two divisions, to continue the transformation of our business.”

Commenting on the performance of the Group, he continued: “We generated consistent results throughout 2013 and achieved a 13% after-tax return on equity for the full year 2013 in our strategic businesses, demonstrating the strength of our core franchises. In addition, we showed continued cost discipline, with compensation and benefits expense down 8% for the Group and down 10% in Investment Banking.”

Commenting on the achievements of the Group in 2013, he said: “The creation of the non-strategic units, which we announced in October, will allow us to accelerate the shift of resources to high-returning businesses and represents an important step toward achieving a more balanced allocation of capital between our two divisions. During 2013, we progressed in our efforts to address the Too Big to Fail topic. In November 2013, we announced our program to evolve the Group’s legal entity structure, which is designed to both meet future requirements for global recovery and resolution planning and result in a substantially less complex and more efficient operating infrastructure in view of the new regulatory requirements.”

He added: “We largely completed the capital plan we announced in July 2012, ending the year with a Look-through Basel III CET1 ratio of 10.3%. At the same time, we further reduced leverage exposure and reported a Look-through Swiss Total Capital leverage ratio of 3.8% at year-end 2013. Based on our preliminary assessment, the Basel Committee’s revised guidelines on the calculation of the leverage ratio would increase our end-2013 ratio to around 4%, meeting the 2019 Swiss requirement. We successfully issued 6 billion Swiss francs of low-trigger capital notes in 2013 and are now just approximately 3 billion Swiss francs away from meeting the Swiss 2019 progressive capital requirement. Furthermore, as part of our 2013 compensation structure, we have introduced a similar instrument, which aligns compensation incentives to the capital strength of the Group, as well as providing additional tier 1 benefits.”

Commenting on the divisions, he said: “In Private Banking & Wealth Management, we improved the profitability of our strategic businesses in 2013, including a 32% increase in pre-tax income compared to 2012 from our restructured Asset Management franchise. We continued to reallocate resources to growth areas and recorded a net new asset growth rate of 8% from emerging markets within Wealth Management Clients, where we see further strong potential for growth. Additionally, we made continued progress in adapting our coverage of mature markets during 2013, including the realignment of our activities in Germany, and we continued to leverage our strong market position in Switzerland. We will remain focused on improving the profitability of our Private Banking & Wealth Management businesses by delivering growth in emerging markets and continuing to adjust our capacity in mature markets to client needs.”

He continued: “In Investment Banking, our strategic businesses delivered a solid performance in the fourth quarter and improved profitability and returns for the full year. Sustained market share positions across our high-returning businesses, combined with a reduced cost base, lower leverage and capital usage, helped

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February 6, 2014 Page 4/16

us achieve an after-tax return on Basel III allocated capital of 19% for 2013. We believe that our transformed Investment Banking division, including a top-three equities franchise, a strong and profitable underwriting & advisory business and a fixed income franchise focused on high-returning yield businesses, is well positioned to continue to serve our clients’ needs and deliver strong returns and profitability in 2014.”

Commenting on the outlook, he said: “Results so far this year have been largely consistent with the good starts we have seen in prior years, with some variability across businesses. We are confident that the continued momentum we see in our strategic businesses, combined with the successful execution of the run-off of positions and losses in the non-strategic units, will allow us to achieve our targeted return on equity of 15% over the cycle.”

Update on certain litigation provisions
In 4Q13, Credit Suisse recorded litigation provisions of CHF 339 million relating to ongoing mortgage litigation and CHF 175 million in connection with the SEC-related aspect of the US tax matter, where we are working towards a resolution.

Update on cost savings
As of the end of 4Q13, Credit Suisse delivered expense savings of CHF 3.1 billion, compared to an adjusted* annualized 6M11 run-rate. Credit Suisse is on track to achieve its end-2015 total run-rate reduction target of over CHF 4.5 billion. As part of the cost savings initiatives, we reduced total compensation and benefits expense for the full-year 2013 by 8% for the Group and 10% in Investment Banking compared to 2012. Business realignment costs recognized in the Corporate Center in 4Q13 were CHF 131 million.

Capital and funding
As of the end of 4Q13, Credit Suisse reported a Look-through Total Capital ratio of 16.1%, increased from 14.5% in 3Q13. As of the end of 4Q13, the Look-through Basel III CET 1 ratio was 10.3%, up from 10.2% in 3Q13.

The Basel III CET1 ratio as of the end of 4Q13 was 16.0%, compared to 16.3% as of the end of 3Q13, primarily due to an increase in risk-weighted assets. Basel III risk-weighted assets for the Group increased 2%, from CHF 269.3 billion as of the end of 3Q13 to CHF 273.8 billion as of the end of 4Q13, reflecting an increase in operational risk together with a minor increase in market risk, partially offset by a decrease in credit risk and a decrease resulting from foreign exchange translation.

As of the end of 4Q13, Credit Suisse’s leverage exposure amounted to CHF 1,130 billion, down 20% from 3Q12. As of the end of 4Q13, the Look-through Swiss Total Capital leverage ratio improved to 3.8% compared to 3.2% at the end of 3Q13.

Credit Suisse is continuing to conservatively manage its liquidity, with an estimated long-term net stable funding ratio (NSFR) in excess of 100% under the current FINMA framework as of the end of 4Q13.

Capital distribution proposal
At the Annual General Meeting on May 9, 2014, the Board of Directors will propose a cash distribution of CHF 0.70 per share to be paid out of reserves from capital contributions for the financial year 2013. This is intended to provide a basis for future progression in our dividend payments as Credit Suisse continues to execute its strategy and resolve legacy issues.

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February 6, 2014 Page 5/16

The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment.

Benefits of the integrated bank
In 4Q13, Credit Suisse generated CHF 1,112 million of collaboration revenues from the integrated bank. This corresponds to 18.6% of Core net revenues in 4Q13.

4Q13 Segment results detail

Private Banking & Wealth Management
•	Total reported net revenues of CHF 3,438 million, higher compared to 4Q12 and 3Q13 reflecting:
o	stronger transaction and performance-based revenues in the strategic businesses
o	robust performance and increase in management fees from hedge funds and alternative products in Asset Management
•
Total reported operating expenses of CHF 2,536 million, increased compared to 4Q12 and 3Q13, as 4Q13 expense includes higher litigation provisions in connection with the SEC-related aspect of the US tax matter, where we are working towards a resolution

•
4Q13 net new assets: Wealth Management Clients inflows of CHF 1.7 billion, from continued growth in emerging markets, partially offset by Western European cross-border outflows; Corporate & Institutional Clients with strong inflows of CHF 4.0 billion; Asset Management with outflows of CHF 0.5 billion

Segment Results - Private Banking & Wealth Management
in CHF million (unless otherwise stated)		4Q13	3Q13	4Q12	2013	2012
	Net revenues	3,438	3,316	3,314	13,451	13,474
	Provision for credit losses	32	34	68	140	182
Total	Total operating expenses	2,536	2,264	2,335	9,625	9,517
reported	Pre-tax income	870	1,018	911	3,686	3,775
	Cost/income ratio (%)	74%	68%	71%	72%	71%
	Return on Basel III allocated capital (in %)	26%	30%	28%	27%	29%
	Net revenues	3,269	2,934	3,217	12,443	12,343
	Provision for credit losses	27	13	47	82	139
Strategic	Total operating expenses	2,185	2,113	2,141	8,725	8,830
	Pre-tax income	1,057	808	1,029	3,636	3,374
	Cost/income ratio (in %)	67%	72%	67%	70%	72%
	Return on Basel III allocated capital (in %)	34%	26%	35%	29%	28%
Non-Strategic	Net revenues	169	382	97	1,008	1,131
	Total operating expenses	351	151	194	900	687
	Pre-tax income	(187)	210	(118)	50	401

Strategic results: The strategic results for Private Banking & Wealth Management comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management. In 4Q13, the strategic businesses within Private Banking & Wealth Management reported income before taxes of CHF 1,057 million and net revenues of CHF 3,269 million.

Net revenues were slightly higher compared to 4Q12, due to higher transaction- and performance-based revenues and higher recurring commissions and fees, partially offset by lower other revenues and lower

[	Media Release
February 6, 2014 Page 6/16

net interest income. Compared to 3Q13, net revenues were 11% higher, largely driven by significant seasonal performance fees.

Total operating expenses of CHF 2,185 million were slightly higher compared to 4Q12 and 3Q13. Provision for credit losses was CHF 27 million on a net loan portfolio of CHF 212 billion.

The Wealth Management Clients business in 4Q13 reported pre-tax income of CHF 475 million and net revenues of CHF 2,065 million. Net revenues were stable compared to 4Q12, as higher recurring commissions and fees were offset by lower net interest income. Compared to 3Q13, net revenues were also stable with a slight increase in transaction- and performance-based revenues. In 4Q13, the gross margin was 104 basis points, five basis points lower compared to 4Q12, mainly reflecting a continued adverse interest rate environment and 5% higher average assets under management. Compared to 3Q13, the gross margin was one basis point lower, mainly driven by higher average assets under management. Total operating expenses for 4Q13 were CHF 1,572 million, stable compared to 4Q12 and 3% higher compared to 3Q13.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial services needs of corporate and institutional clients in Switzerland and for banks worldwide, reported pre-tax income of CHF 213 million in 4Q13 and net revenues of CHF 485 million. Net revenues were 9% lower compared to 4Q12, mainly driven by lower net interest income as a result of the low interest rate environment and a gain related to a recovery case of CHF 25 million in 4Q12. Compared to 3Q13, net revenues decreased 3%, mainly driven by lower recurring commissions and fees. Total operating expenses of CHF 263 million in 4Q13 were 4% lower compared to 4Q12 and 3% higher compared to 3Q13. Provision for credit losses was CHF 9 million in 4Q13 on a net loan portfolio of CHF 62 billion.

The Asset Management business reported pre-tax income of CHF 369 million, with net revenues of
CHF 719 million in 4Q13. Net revenues increased significantly compared to 4Q12 and 3Q13, driven by higher performance fees and private equity placement fees. Performance fees are typically realized semi-annually in both 2Q and 4Q, or annually in 4Q. The recurring fee-based margin increased to 39 basis points, compared to 38 basis points in 4Q12 and in 3Q13, in line with the growth in Assets under Management.

Non-strategic results: The non-strategic results for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to the small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the US tax matter, the impact of restructuring of the German onshore operations, other smaller non-strategic positions formerly in the Corporate & Institutional Clients business and the run-off and active reduction of selected products.

In 4Q13, the non-strategic businesses for Private Banking & Wealth Management reported a loss before taxes of CHF 187 million, compared to a loss before taxes of CHF 118 million in 4Q12, reflecting higher litigation provisions in connection with the SEC-related aspect of the US tax matter, where we are working towards a resolution. In 3Q13, the non-strategic businesses reported income before taxes of CHF 210 million, which included gains from the sale of former Asset Management businesses.

Net new assets: Private Banking & Wealth Management recorded net new assets of CHF 4.4 billion in 4Q13. The strategic portfolio of Wealth Management Clients contributed net new assets of CHF 1.7

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billion with continued strong inflows from emerging markets, partially offset by continued Western European cross-border outflows. Corporate & Institutional Clients reported net inflows of CHF 4.0 billion in 4Q13. Asset Management reported net assets outflows of CHF 0.5 billion in 4Q13, mainly from multi-asset-class solutions and fixed income products, partially offset by inflows in index strategies and credit products.

Investment Banking
•
Results reflect solid performance in strategic businesses and an increased loss before taxes in non-strategic businesses, due to higher litigation provisions in connection with ongoing mortgage litigation

•	Total reported revenues of CHF 2,725 million increased compared to 4Q12 and 3Q13 reflecting:
o	Solid performance in strategic businesses; strength in equities, credit and underwriting franchises, partly offset by lower rates results
o	Reduced net revenue losses from non-strategic businesses
•	Total reported operating expenses of CHF 2,757 million increased from 4Q12 and 3Q13 driven by significantly higher litigation provisions and higher compensation and benefits expense

Segment Results - Investment Banking
in CHF million (unless otherwise stated)		4Q13	3Q13	4Q12	2013	2012
	Net revenues	2,725	2,552	2,664	12,622	12,558
	Provision for credit losses	8	7	2	13	(12)
Total	Total operating expenses	2,757	2,316	2,364	10,366	10,568
reported	Pre-tax income	(40)	229	298	2,243	2,002
	Cost/income ratio (in %)	101%	91%	89%	82%	84%
	Return on Basel III allocated capital (in %)	−	4%	5%	10%	8%
	Net revenues	2,812	2,748	2,950	13,181	13,385
	Provision for credit losses	8	7	3	11	(12)
Strategic	Total operating expenses	2,319	2,070	2,197	9,300	9,970
	Pre-tax income	485	671	750	3,870	3,427
	Cost/income ratio (in %)	83%	75%	75%	71%	75%
	Return on Basel III allocated capital (in %)	10%	13%	15%	19%	16%
Non-Strategic	Net revenues	(87)	(196)	(286)	(559)	(827)
	Total operating expenses1	438	246	166	1,068	598
	Pre-tax income	(525)	(442)	(452)	(1,627)	(1,425)
1 Includes provisions for credit losses, compensation and benefits and other expenses.

Strategic results: In 4Q13, the strategic businesses within Investment Banking reported income before taxes of CHF 485 million and net revenues of CHF 2,812 million.

Fixed income sales and trading revenues of CHF 808 million declined 32% from 4Q12, reflecting continued low client trading activity, particularly in global macro products, which includes our rates, foreign exchange and commodities businesses. Revenues declined 22% compared to 3Q13 due to lower client trading activity in leveraged finance, emerging markets and rates businesses.

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Equity sales and trading revenues of CHF 1,087 million increased 21% from 4Q12, reflecting continued market leadership, higher equity values and increased client activity. Compared to 3Q13, equity sales and trading revenues were stable.

Underwriting and advisory revenues of CHF 951 million were 3% lower compared to 4Q12, as robust equity underwriting performance was offset by lower debt underwriting and advisory revenues. Compared to 3Q13, underwriting and advisory revenues increased 35%, primarily driven by strong equity underwriting issuance activity as well as higher debt underwriting and advisory results.

Compensation and benefits of CHF 1,335 million increased 17% compared to 4Q12 and 22% compared to 3Q13, driven by higher discretionary performance-related compensation expense. Total other operating expenses declined 7% compared to 4Q12 and were stable compared to 3Q13.

Results were impacted by the weakening of the average rate of the US dollar against the Swiss franc, compared to 4Q12 and 3Q13, which adversely impacted revenues and favorably impacted expenses.

As of the end of 4Q13, the strategic businesses in Investment Banking reported Basel III risk-weighted assets of USD 156 billion, reflecting further progress in reducing risk-weighted assets. From 4Q12, Basel III risk-weighted assets were reduced by USD 8 billion from 4Q12, reflecting USD 22 billion of business reductions, offset by increases of USD 8 billion of methodology changes and parameter updates and an operational risk add-on of USD 6 billion in 4Q13. The leverage exposure of the strategic businesses in Investment Banking was USD 725 billion as of the end of 4Q13, a reduction of USD 46 billion or 6% compared to the end of 3Q13.

Non-strategic businesses: Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily capital instruments that are not compliant with the Basel III capital framework and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.

In 4Q13, the non-strategic businesses within Investment Banking reported a loss before taxes of CHF 525 million and net revenue losses of CHF 87 million. Total operating expenses of CHF 438 million increased compared to 4Q12 and 3Q13, reflecting significantly higher litigation provisions, primarily relating to ongoing mortgage litigation. Net revenue losses were lower compared to 4Q12 and 3Q13, driven by valuation gains, particularly in the legacy fixed income wind-down portfolio, reflecting various portfolio management measures.

As of the end of 4Q13, the non-strategic businesses reported Basel III risk-weighted assets of USD 20 billion, down USD 3 billion from 4Q12. This compares to the target of USD 6 billion by end 2015. Additionally, the non-strategic businesses reported leverage exposure of USD 87 billion as of the end of 4Q13, a reduction of USD 6 billion, or 6% from 3Q13. This compares to the target of USD 24 billion in leverage exposure by year-end 2015.

Corporate Center
The Corporate Center recorded a loss before taxes of CHF 402 million in 4Q13, including fair value losses on own debt of CHF 180 million, debit valuation adjustment losses on certain structured notes liabilities of CHF 69 million and fair value gains on stand-alone derivatives of CHF 47 million, resulting in overall fair

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value losses on own credit spreads of CHF 202 million in 4Q13. The fair value losses on own debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. 4Q13 results also included business realignment costs of CHF 131 million, IT architecture-related costs of CHF 69 million and a gain on sale of real estate of CHF 68 million. This compares to a loss before taxes of CHF 824 million in 4Q12 and a loss before taxes of CHF 559 million in 3Q13.

* Underlying results and adjusted cost run-rates are non-GAAP financial measures. The table below includes a reconciliation of the underlying results to the most directly comparable US GAAP measures. For further information on the calculation of underlying results, including reconciliations for historical periods, and on the cost run-rates on an adjusted annualized basis, see the 4Q13 Results Presentation Slides.

Reconciliation of Underlying Results
Overview of significant items (in CHF million)	Core pre-tax income					Net Income attributable to shareholders
	4Q13	3Q13	4Q12	2013	2012	4Q13	3Q13	4Q12	2013	2012
Reported results	428	688	385	4,461	1,888	267	454	263	3,069	1,349
Reported return on equity	-	-	-	-	-	2.5%	4.3%	2.9%	7.5%	3.9%
Fair value impact from movement in own credit spreads	202	163	376	315	2'939	169	143	304	261	2'261
Realignment costs	131	38	285	394	680	98	30	190	290	477
IT architecture simplification	69	40	0	128	0	57	31	0	103	0
Certain litigation provisions	473	0	227	473	363	338	0	134	338	230
Business disposals	6	(14)	37	9	(388)	19	(144)	27	(96)	(336)
Impairment and other losses	80	18	30	98	68	52	11	18	63	41
Gain on sale of real estate	(68)	0	(151)	(68)	(533)	(61)	0	(120)	(61)	(445)
UK deferred tax asset reduction	-	-	-	-	-	0	173	0	173	160
Underlying results	1,321	933	1,189	5,810	5,017	939	698	816	4,140	3,737
Underlying return on equity	-	-	-	-	-	8.7%	6.6%	8.7%	10.1%	10.4%

Strategic and non-strategic results are presented in this media release. As previously announced, in 4Q13, Credit Suisse created non-strategic units within the Investment Banking and Private Banking & Wealth Management divisions and separated non-strategic items in the Corporate Center, thereby allowing Credit Suisse to shift resources and to focus on growth in high-returning businesses. For further information on non-strategic results, please see “Format of presentation and changes in reporting” in I – Credit Suisse Results – Credit Suisse – Information and developments in the 4Q13 financial report.

Revenues and expenses and the relevant gains on disposal of Private Banking & Wealth Management businesses are classified as discontinued operations in the Group’s income statement, whereas gains and expenses related to those business disposals are included in the segment’s results but excluded from underlying results. See “Format of presentation and changes in reporting” in I – Credit Suisse Results – Credit Suisse – Information and developments in the 4Q13 financial report.

All references to pre-tax income for Core results in this media release refer to income from continuing operations before taxes.

4Q13 Financial Report
The 4Q13 Financial Report and the related Results Presentation Slides are available for download from 06:30 CET today.

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February 6, 2014 Page 10/16

The Financial Report is available for download at:
https://www.credit-suisse.com/investors/doc/csg_financialreport_4q13.pdf

Hard copies of the Financial Report can be ordered free of charge at:
https://publications.credit-suisse.com/index.cfm/publikationen-shop/quarterly-reports/

The Results Presentation Slides are available for download at:
https://www.credit-suisse.com/investors/doc/csg_4q2013_slides.pdf

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,000 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and

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February 6, 2014 Page 11/16

–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2012.

Capital, liquidity and leverage disclosures
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. We have calculated our Basel III NSFR based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. For Private Banking & Wealth Management’s strategic businesses, after-tax return on Basel III allocated capital is calculated using income after tax denominated in Swiss francs and assumes (i) a tax rate of 30% in 4Q13 and 29% in 2013 and (ii) that capital is allocated at 10% of average Basel III risk-weighted assets. For Investment Banking’s strategic businesses, after-tax return on Basel III allocated capital is calculated using income after tax denominated in US Dollars and assumes (i) a tax rate of 30% in 4Q13 and 28% in 2013 and (ii) that capital is allocated at 10% of average Basel III risk-weighted assets.
Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss Total Capital leverage ratio is calculated as Swiss Total Capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.

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February 6, 2014 Page 12/16

Presentation of 4Q13 and 2013 results

Analyst and investor presentation via audio webcast and telephone conference

▪	Thursday, February 6, 2014 08:30 Zurich / 07:30 London / 02.30 New York

▪	Speakers Brady W. Dougan, Chief Executive Officer of Credit Suisse David Mathers, Chief Financial Officer of Credit Suisse The presentations will be held in English.

▪	Audio webcast: www.credit-suisse.com/results

▪	Telephone Switzerland: +41 44 580 40 01 Europe: +44 1452 565 510 US: +1 866 389 9771 Reference: Credit Suisse Group quarterly results

▪	Q&A session Following the presentations, you will have the opportunity to ask questions via the telephone conference.

▪
Playback
Replay available approximately two hours after the event by visiting: www.credit-suisse.com/results or by dialing: +41 44 580 34 56 (Switzerland),
+44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID: 41187155#.

Media conference

▪	Thursday, February 6, 2014 11:00 Zurich / 10:00 London / 05:00 New York Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪
Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet Live broadcast at: www.credit-suisse.com/results Video playback available approximately two hours after the event

▪
Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately two hours after the event on +41 44 580 34 56 (Switzerland), +44 1452 550 000 (Europe) and
+1 866 247 4222 (US); conference ID English - 41324508#, conference ID German - 41380965#.

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February 6, 2014 Page 13/16

Core Results
	in / end of			% change		in / end of		% change
	4Q13	3Q13	4Q12	QoQ	YoY	2013	2012	YoY
Statements of operations (CHF million)
Net interest income	1,742	1,919	1,930	(9)	(10)	8,100	7,126	14
Commissions and fees	3,430	3,021	3,461	14	(1)	13,249	12,751	4
Trading revenues	356	273	(155)	30	–	2,819	1,162	143
Other revenues	458	236	391	94	17	1,115	2,212	(50)
Net revenues	5,986	5,449	5,627	10	6	25,283	23,251	9
of which strategic results	6,064	5,692	6,083	7	0	25,569	25,493	0
of which non-strategic results	(78)	(243)	(456)	(68)	(83)	(286)	(2,242)	(87)
Provision for credit losses	41	41	70	0	(41)	155	170	(9)
Compensation and benefits	2,801	2,529	2,634	11	6	11,234	12,267	(8)
General and administrative expenses	2,327	1,769	2,105	32	11	7,695	7,224	7
Commission expenses	389	422	433	(8)	(10)	1,738	1,702	2
Total other operating expenses	2,716	2,191	2,538	24	7	9,433	8,926	6
Total operating expenses	5,517	4,720	5,172	17	7	20,667	21,193	(2)
of which strategic results	4,567	4,282	4,342	7	5	18,329	19,099	(4)
of which non-strategic results	950	438	830	117	14	2,338	2,094	12
Income/(loss) from continuing operations before taxes	428	688	385	(38)	11	4,461	1,888	136
of which strategic results	1,461	1,390	1,691	5	(14)	7,145	6,267	14
of which non-strategic results	(1,033)	(702)	(1,306)	47	(21)	(2,684)	(4,379)	(39)
Income tax expense	151	368	85	(59)	78	1,490	465	220
Income from continuing operations	277	320	300	(13)	(8)	2,971	1,423	109
Income/(loss) from discontinued operations	(2)	150	(31)	–	(94)	145	(40)	–
Net income	275	470	269	(41)	2	3,116	1,383	125
Net income attributable to noncontrolling interests	8	16	6	(50)	33	47	34	38
Net income/(loss) attributable to shareholders	267	454	263	(41)	2	3,069	1,349	128
of which strategic results	1,070	969	1,279	10	(16)	5,073	4,796	6
of which non-strategic results	(803)	(515)	(1,016)	56	(21)	(2,004)	(3,447)	(42)
Statement of operations metrics (%)
Return on Basel III capital [1]	4.5	7.1	3.9	–	–	11.6	4.6	–
Cost/income ratio	92.2	86.6	91.9	–	–	81.7	91.1	–
Pre-tax income margin	7.2	12.6	6.8	–	–	17.6	8.1	–
Effective tax rate	35.3	53.5	22.1	–	–	33.4	24.6	–
Net income margin [2]	4.5	8.3	4.7	–	–	12.1	5.8	–
Number of employees (full-time equivalents)
Number of employees	46,000	46,400	47,400	(1)	(3)	46,000	47,400	(3)
1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q13 and 3Q13, 28% in 2013, 25% in 4Q12 and 2012 and capital allocated at 10% of average risk-weighted assets.
2 Based on amounts attributable to shareholders.

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Consolidated statements of operations (unaudited)
in	4Q13	3Q13	4Q12	2013	2012
Consolidated statements of operations (CHF million)
Interest and dividend income	4,073	4,441	4,840	19,556	22,090
Interest expense	(2,326)	(2,519)	(2,902)	(11,441)	(14,947)
Net interest income	1,747	1,922	1,938	8,115	7,143
Commissions and fees	3,425	3,015	3,455	13,226	12,724
Trading revenues	364	272	(147)	2,808	1,196
Other revenues	669	467	460	1,773	2,548
Net revenues	6,205	5,676	5,706	25,922	23,611
Provision for credit losses	41	41	70	155	170
Compensation and benefits	2,820	2,532	2,649	11,269	12,303
General and administrative expenses	2,331	1,771	2,106	7,707	7,246
Commission expenses	389	422	433	1,738	1,702
Total other operating expenses	2,720	2,193	2,539	9,445	8,948
Total operating expenses	5,540	4,725	5,188	20,714	21,251
Income from continuing operations before taxes	624	910	448	5,053	2,190
Income tax expense	151	368	85	1,490	465
Income from continuing operations	473	542	363	3,563	1,725
Income/(loss) from discontinued operations, net of tax	(2)	150	(31)	145	(40)
Net income	471	692	332	3,708	1,685
Net income attributable to noncontrolling interests	204	238	69	639	336
Net income/(loss) attributable to shareholders	267	454	263	3,069	1,349
of which from continuing operations	269	304	294	2,924	1,389
of which from discontinued operations	(2)	150	(31)	145	(40)
Basic earnings per share (CHF)
Basic earnings per share from continuing operations	0.08	0.17	0.11	1.57	0.82
Basic earnings/(loss) per share from discontinued operations	0.00	0.09	(0.02)	0.08	(0.03)
Basic earnings per share	0.08	0.26	0.09	1.65	0.79
Diluted earnings per share (CHF)
Diluted earnings per share from continuing operations	0.08	0.17	0.11	1.57	0.82
Diluted earnings/(loss) per share from discontinued operations	0.00	0.09	(0.02)	0.08	(0.03)
Diluted earnings per share	0.08	0.26	0.09	1.65	0.79

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Consolidated balance sheets (unaudited)
end of	4Q13	3Q13	4Q12
Assets (CHF million)
Cash and due from banks	68,692	69,600	61,763
of which reported at fair value	527	278	569
of which reported from consolidated VIEs	952	1,263	1,750
Interest-bearing deposits with banks	1,515	1,664	1,945
of which reported at fair value	311	367	627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,022	161,876	183,455
of which reported at fair value	96,587	91,288	113,664
of which reported from consolidated VIEs	1,959	1,848	117
Securities received as collateral, at fair value	22,800	24,640	30,045
of which encumbered	17,964	20,147	17,767
Trading assets, at fair value	229,413	244,422	256,399
of which encumbered	72,976	74,930	70,948
of which reported from consolidated VIEs	3,610	3,925	4,697
Investment securities	2,987	2,768	3,498
of which reported at fair value	2,987	2,768	3,498
of which reported from consolidated VIEs	100	126	23
Other investments	10,329	11,082	12,022
of which reported at fair value	7,596	8,183	8,994
of which reported from consolidated VIEs	1,983	2,049	2,289
Net loans	247,065	245,232	242,223
of which reported at fair value	19,457	19,023	20,000
of which encumbered	638	546	535
of which reported from consolidated VIEs	4,207	4,659	6,053
allowance for loan losses	(858)	(871)	(922)
Premises and equipment	5,091	5,287	5,618
of which reported from consolidated VIEs	513	524	581
Goodwill	7,999	8,114	8,389
Other intangible assets	210	210	243
of which reported at fair value	42	35	43
Brokerage receivables	52,045	56,699	45,768
Other assets	62,850	63,529	72,912
of which reported at fair value	31,518	31,679	37,275
of which encumbered	722	731	1,495
of which reported from consolidated VIEs	14,330	14,102	14,536
Assets of discontinued operations held-for-sale	1,584	46	0
Total assets	872,602	895,169	924,280

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Consolidated balance sheets (unaudited) (continued)
end of	4Q13	3Q13	4Q12
Liabilities and equity (CHF million)
Due to banks	23,108	27,481	31,014
of which reported at fair value	1,450	1,820	3,413
Customer deposits	333,089	328,244	308,312
of which reported at fair value	3,252	3,657	4,643
of which reported from consolidated VIEs	265	212	247
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,032	94,193	132,721
of which reported at fair value	76,104	78,095	108,784
Obligation to return securities received as collateral, at fair value	22,800	24,640	30,045
Trading liabilities, at fair value	76,635	92,350	90,816
of which reported from consolidated VIEs	93	95	125
Short-term borrowings	20,193	20,094	18,641
of which reported at fair value	6,053	6,025	4,513
of which reported from consolidated VIEs	4,286	4,747	9,582
Long-term debt	130,042	128,821	148,134
of which reported at fair value	63,369	61,874	65,384
of which reported from consolidated VIEs	12,992	13,715	14,532
Brokerage payables	73,154	78,445	64,676
Other liabilities	50,500	51,884	57,637
of which reported at fair value	21,973	22,991	26,871
of which reported from consolidated VIEs	710	1,033	1,228
Liabilities of discontinued operations held-for-sale	1,140	6	0
Total liabilities	824,693	846,158	881,996
Common shares	64	64	53
Additional paid-in capital	27,852	27,503	23,636
Retained earnings	31,004	30,859	28,171
Treasury shares, at cost	(139)	(85)	(459)
Accumulated other comprehensive income/(loss)	(15,874)	(16,179)	(15,903)
Total shareholders' equity	42,907	42,162	35,498
Noncontrolling interests	5,002	6,849	6,786
Total equity	47,909	49,011	42,284

Total liabilities and equity	872,602	895,169	924,280

end of	4Q13	3Q13	4Q12
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	2,269,616,660	2,269,616,660	2,118,134,039
Common shares issued	1,596,119,349	1,595,433,898	1,320,829,922
Treasury shares	(5,183,154)	(3,032,833)	(27,036,831)
Shares outstanding	1,590,936,195	1,592,401,065	1,293,793,091
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

Fourth Quarter and Full-Year 2013 Results February 6, 2014 Presentation to Investors

Disclaimer February 6, 2014 * Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and in "Cautionary statement regarding forward-looking information" in our fourth quarter report 2013 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including underlying results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the appendix section of this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. In addition, we have calculated our Basel 3 net stable funding ratio (“NSFR”) based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included in this presentation are based on the current FINMA framework. Swiss Total Capital Leverage ratio is calculated as Swiss Total Capital divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures that consist of guarantees and commitments, and regulatory adjustments that include cash collateral netting reversals and derivative add-ons.

Introduction Brady W. Dougan, Chief Executive Officer February 6, 2014 *

* All data for Core Results. Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on allocated Basel 3 capital based on after-tax income on capital allocated at 10% of average Basel 3 risk-weighted assets. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. February 6, 2014 Solid 4Q13 & consistent results throughout 2013 Strong underlying performance: after-tax return on equity of 9% for 4Q13 and 10% for 2013, and pre-tax income of CHF 1.3 bn for 4Q13 and CHF 5.8 bn for 2013 2013 after-tax return on equity of 13% for Strategic businesses with pre-tax income of CHF 7.1 bn, demonstrating strength of core franchise amid continued muted macro environment 4Q13 reported pre-tax income of CHF 0.4 bn and after-tax return on equity of 3% Private Banking and Wealth Management: strong profitability with reported pre-tax income of CHF 0.9 bn in 4Q13; Strategic businesses with pre-tax income of CHF 1.1 bn in 4Q13, with continued high return on Basel 3 capital of 34% in the quarter Investment Banking: solid performance in Strategic businesses with pre-tax income of CHF 0.5 bn in 4Q13, with sustained market share positions across high-returning businesses driving revenue growth Strong capital and leverage positions and continued improvement on operating leverage Strong capital position with “look-through” Basel 3 CET1 ratio and “look-through” Total Capital ratio increased to 10.3% and 16.1%, respectively, at end 4Q13 Continued progress in reducing leverage exposure with reduction of CHF 275 bn, or 20%, since 3Q12, to CHF 1,130 bn; “look-through” Swiss Total Capital Leverage ratio of 3.8% at end 4Q13 Ahead of prior end 2013 Basel 3 risk-weighted assets target with reduction of CHF 104 bn since peak in 3Q11, further step towards our long-term target of ~CHF 250 bn Delivered CHF 3.1 bn of annualized savings through end 2013; target of > CHF 4.5 bn by end 2015 within reach Key messages

February 6, 2014 * Key messages Significant further progress in transforming the business for the new environment Non-Strategic units established in 4Q13 enable us to redeploy resources to fuel growth initiatives in high-returning businesses; resources released from Non-Strategic operations expected to fund shareholder returns and growth Further drives improvement in profitability in Private Banking & Wealth Management by delivering growth in Emerging Markets and continued transformation of mature markets Asset Management’s Strategic pre-tax income increased 32% from 2012 to 2013, which underscores the strength of the ongoing business and its importance in profit generation within the Private Banking & Wealth Management franchise In Investment Banking, existing strength and market-leading positions in Equity trading, Underwriting and core Fixed Income franchises continue to deliver high and sustainable returns Outlook Results so far this year have been largely consistent with the good starts we have seen in prior years with some variability by business lines Solid momentum in Strategic businesses and run-off of Non-Strategic units expected to support Group KPIs of return on equity of >15% and cost / income ratio of <70% Dividend Proposed total 2013 cash dividend of CHF 0.70 per share1; to be paid out of reserves from capital contributions and free of Swiss withholding tax Resumed cash dividends after achieving end 2013 capital goals; prudent policy that provides basis for future progression as we continue to execute our strategy and resolve legacy issues 1 Proposal of the Board of Directors to the Annual General Meeting on May 9, 2014.

Private Banking & Wealth Management 2013 review

Good momentum and progress on executing strategic agenda

Improving profitability[1]	▪ AM 2013 pre-tax income up 32% YoY, strong performance fees and stable recurring fee-based margin ▪ WMC 2013 pre-tax income up 4% YoY, stable net margin on AuM at 26 basis points and high return on Basel 3 capital of 32% ▪ CIC 2013 pre-tax income up 3%YoY, cost / income ratio improving to 51% and return on Basel 3 capital of 20%
Reallocation of resources to key growth areas	▪ Emerging Markets with strong performance and footprint expansion – share of AuM up to 37% with strong 8% asset inflows, including double-digit growth in APAC ▪ UHNWI client segment with solid growth and inflows with share of AuM up to 45% – successfully delivering secured lending expansion with volume & revenue growth at stable lending spreads
Transforming Mature Markets	▪ Improving profitability and inflows in Western European onshore markets; realigning activities in Germany, including the sale of the unprofitable onshore business ▪ Progress made in repositioning US business for profitability
Leveraging scale in Switzerland	▪ Leveraging strong market position and cross-segment collaboration to increase scale ▪ Improving lending margins with disciplined pricing
Established Non-Strategic unit	▪ Sold Non-Strategic and capital intensive businesses for an aggregate capital benefit of CHF 0.7 bn ▪ Progress in exiting small markets and acceleration in executing legacy cross-border business run-off

1 Pre-tax income for AM, WMC and CIC based on Strategic results.
Return on Basel 3 capital based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13, and 25% in 1Q13 and earlier, and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity.

CREDIT SUISSE
February 6, 2014 6

Solid 2013 Investment Banking results with balanced business mix; well-positioned to deliver strong returns and profitability in 2014

	2014 expected key drivers of growth	% of 2013 Strategic Revenues[5]
Top 3 Equities franchise	▪ Continued growth from diversified client platform across products and regions, favorable market conditions and investor rotation into equities ▪ Top tier franchise to drive profitability: #1 in Global Cash[1], # 1 in US Electronic Trading[2], #2 in Prime Services[3]	**37%**
Strong and profitable Underwriting & Advisory franchises	▪ Higher M&A activity from increased CEO confidence, attractive valuation levels and improving macro environment ▪ Continued strength in underwriting from momentum in equity underwriting, franchise strength in leveraged finance (ranked top 3 globally with 7.2% share of wallet[4]) and increased M&A driven financing revenues	**25%**
High-returning Fixed Income yield businesses	▪ Market-leading Credit and Securitized Products franchises generating returns in excess of Group target; top 3 market share in Securitized Products and US Leveraged Finance ▪ Improved quality of revenue streams across Credit and Securitized Products driven by diversification across products, regions and fee vs. trading mix ▪ Strong Emerging Markets franchise with leading financing and trading solutions across Brazil, Russia, India, China, Korea and Mexico	**32%**
Differentiated Global Macro Products Group	▪ Unique cross-asset offering provides clients holistic approach across macro asset classes (Rates, FX and Commodities) ▪ Creates scale in our delivery of macro products; improves capital and cost efficiency with synergies across management, systems and support	**8%**

1 Based on 9M13 survey conducted by leading market share analysis provider. 2 Based on 2013 Equities survey for North America by Greenwich Associates. 3 2012 *Hedge Fund Intelligence Survey*. 4 Based on Dealogic as of 31st December 2013. 5 Includes Other Strategic revenue losses.

CREDIT SUISSE February 6, 2014 7

Strategic businesses continue to drive momentum in reaching KPIs

Surpassed Group capital, leverage and RWA targets set for year-end 2013

	Key Performance Indicators (KPIs)	FY 2013 Strategic	FY 2013 Underlying	Path to achieve
Group	Return on Equity: > 15%	13%	10%	Growth in Strategic businesses from resources released from Non-Strategic units coupled with progress from capital and expense run-off in Non-Strategic operations are expected to drive returns towards >15% over-the-cycle target
	Cost / Income: < 70%	72%	77%	Elimination of Non-Strategic drag and execution of the cost program is expected to enable us to achieve the target cost / income ratio of <70%
Private Banking & Wealth Management	Cost / Income: < 65%	70%	71%	Delivery of the remaining CHF 0.55 bn of targeted cost savings would reduce cost / income ratio by ~500 bps
	NNA growth (WMC) : 3-4% through 2015 6% long-term	4%[1]	n/a	Expect NNA growth from Emerging Markets to be offset in the near term by Western European outflows; maintain guidance of 6% for long-term NNA growth
Investment Banking	Cost / Income: < 70%	71%	80%	Targeting significant improvement in Investment Banking cost / income ratio driven by: – Continued expense reduction and decreased Non-Strategic drag – Revenue growth: Expected market improvement in Cash Equities, Equity Derivatives, and M&A; continued growth in Emerging Markets

All data for Core Results. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation.

1 Assumes assets managed across businesses relate to Strategic businesses only. Excludes Western European cross-border outflows of CHF 7.3 bn in EMEA, CHF 2.6 bn in Switzerland and CHF 0.1 bn in Americas.

CREDIT SUISSE
February 6, 2014 8

Financial results David Mathers, Chief Financial Officer February 6, 2014 *

Results Overview

	in CHF mn	4Q13	3Q13	4Q12	2013	2012[1]
Strategic	Net revenues	6,064	5,692	6,083	25,569	25,493
	Pre-tax income	**1,461**	**1,390**	**1,691**	**7,145**	**6,267**
	Cost / income ratio	75%	75%	71%	72%	75%
	Return on equity[2]	**11%**	**10%**	**15%**	**13%**	**15%**
	Net new assets[3] in CHF bn	5.4	9.3	7.7	38.0	12.9
Non-Strategic	Net revenues	(78)	(243)	(456)	(286)	(2,242)
	Pre-tax income	(1,033)	(702)	(1,306)	(2,684)	(4,379)
Total Reported	Net revenues	5,986	5,449	5,627	25,283	23,251
	Pre-tax income	428	688	385	4,461	1,888
	Net income attributable to shareholders	267	454	263	3,069	1,349
	Diluted earnings per share in CHF	0.08	0.26	0.09	1.65	0.79
	Return on equity	3%	4%	3%	8%	4%
Underlying[4]	Pre-tax income	1,321	933	1,189	5,810	5,017
	Return on equity	9%	7%	9%	10%	10%
	Diluted earnings per share in CHF	0.47	0.40	0.41	2.27	2.36

Results have been restated for reclassifications to discontinued operations relating to revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany.

1 Strategic and reported results include CHF 534 mn of PAF2-related expense incurred in 1Q12.

2 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity).

3 Assumes assets managed across businesses relate to Strategic businesses only.

4 Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation.

CREDIT SUISSE February 6, 2014 10

Private Banking & Wealth Management with strong profitability and higher fee-based revenues

Private Banking & Wealth Management

	in CHF mn	4Q13	3Q13	4Q12	2013	2012
Strategic	Net revenues	3,269	2,934	3,217	12,443	12,343
	o/w significant items[1]	*(68)*	*(18)*	*29*	*(86)*	*32*
	Provision for credit losses	27	13	47	82	139
	Compensation and benefits	1,242	1,205	1,202	5,027	5,186
	Other operating expenses	943	908	939	3,698	3,644
	Total operating expenses	2,185	2,113	2,141	8,725	8,830
	Pre-tax income	**1,057**	**808**	**1,029**	**3,636**	**3,374**
	Basel 3 RWA CHF bn	88	86	88	88	88
	Leverage exposure CHF bn	303	300	305	303	305
	Cost/income ratio	67%	72%	67%	70%	72%
	Return on Basel 3 capital[2]	34%	26%	34%	29%	28%
	Net new assets[3] CHF bn	5.4	9.3	7.7	38.0	12.9
	Assets under management[3] CHF bn	1,238	1,220	1,166	1,238	1,166
Non-Strategic	Net revenues	169	382	97	1,008	1,131
	Total expenses	351	151	194	900	687
	Pre-tax income	**(187)**	**210**	**(118)**	**50**	**401**
Total	Net revenues	3,438	3,316	3,314	13,451	13,474
	Pre-tax income	**870**	**1,018**	**911**	**3,686**	**3,775**
	Basel 3 RWA CHF bn	94	92	96	94	96
	Net new assets CHF bn	4.4	8.1	6.8	32.1	10.8
	Assets under management CHF bn	1,282	1,268	1,251	1,282	1,251

4Q13 results

- Higher total revenues than 4Q12 and 3Q13 reflecting:
  - Stronger transaction and performance-based revenues in the Strategic businesses
  - Robust performance and increase in management fees from hedge funds and alternative products in Asset Management
- Increase in total and Non-Strategic operating expenses driven by higher litigation provisions in the quarter

Full year 2013 results

- Higher Strategic pre-tax income in 2013 reflecting increased profitability in the businesses driven by:
  - Continued progress in restructuring of the Asset Management business
  - Growth in Emerging Markets in Wealth Management Clients
  - Stronger recurring commissions and fees
  - Increased penetration of UHNWI client segment

1 Wincasa gain of CHF 45 mn in 4Q12, AMF impairments of CHF (68) mn, CHF (18) mn, CHF (16) mn and (38) mn in 4Q13, 3Q13, 4Q12 and 3Q12 respectively, and a gain from the sale of a business of CHF 41 mn in 2Q12.
2 Based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13, and 25% in 1Q13 and earlier, and capital allocated at 10% of avg. Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity.
3 Assumes assets managed across businesses relate to Strategic businesses only.

CREDIT SUISSE

February 6, 2014 11

Strong growth in emerging markets partially offset by Western European cross-border outflows

Private Banking & Wealth Management – Strategic
Net new assets in 2013 in CHF bn



Wealth Management Clients
AM
CIC
PB&WM
3.8%
Net new assets growth rate
Excl. Western European cross-border outflows
28.9
4Q
3Q
2Q
1Q
5.1
6.1
9.9
7.8
3.5 Switzerland 1.4%
4.8 Americas 2.9%
9.1 EMEA 3.7%
11.5 APAC 10.8%
Mature markets 1.4 % 6.5
8.1 %
Emerging markets 22.4
by quarter
by region
by customer domicile
Before Western European cross/border outflows
11.0
4.0
Alternatives
Core / Other
8.8
52.7
13.1 Switzerland
15.3 Americas
10.2 EMEA
14.1 APAC
Western European cross-border outflows in WMC[1]
(10.0)
(4.7)
Elimination of double-count related to collaboration[2]
EMEA
38.0
7.1 Switzerland
15.0 Americas
2.0
13.9 APAC

2013

- Wealth Management Clients with inflows[3] of CHF 28.9 bn (4% growth) and net new assets of CHF 18.9 bn (2% growth)
  - Emerging markets growing at 8%; APAC 11%, EEMEA 7%, LatAm 6%
  - Continued strong growth from our UHNWI client segment (AuM share of 45%), in particular in Emerging markets
  - Western European cross-border outflows mainly from lower wealth segments; inflows from onshore focus markets, in particular from Spain and Italy
- Asset Management with significant inflows across its higher margin products; strong inflows in credit and emerging markets products
- Strong inflows of CHF 8.8 bn in Corporate & Institutional Clients, predominantly from pension funds

WMC = Wealth Management Clients AM = Asset Management CIC = Corporate & Institutional Clients EMEA = Europe, Middle East and Africa
Assumes assets managed across businesses relate to Strategic businesses only.
1 Western European cross-border outflows of CHF 7.3 bn in EMEA, CHF 2.6 bn in Switzerland and CHF 0.1 bn in Americas. 2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients (assumes assets managed across businesses relate to Strategic businesses only). 3 Excludes Western European cross-border outflows.

CREDIT SUISSE February 6, 2014 12

Wealth Management Clients with improved full-year performance

Wealth Management Clients – Strategic

in CHF mn	**4Q13**	3Q13	4Q12	**2013**	2012
Net interest income	760	766	804	3,050	3,268
Recurring commissions & fees	742	747	685	2,956	2,811
Transaction- & perf.-based revenues	563	549	584	2,447	2,355
Other revenues[1]	--	--	--	--	41
Net revenues	**2,065**	**2,062**	**2,073**	**8,453**	**8,475**
o/w significant items[1]	--	--	--	--	*41*
Provision for credit losses	18	21	36	78	110
Total operating expenses	**1,572**	**1,532**	**1,554**	**6,316**	**6,394**
Pre-tax income	**475**	**509**	**483**	**2,059**	**1,971**
Cost / income ratio	76%	74%	75%	75%	75%
Net new assets in CHF bn	1.7	3.8	3.6	18.9	20.6
Assets under management in CHF bn	791	783	758	791	758

1 Includes gains of CHF 41 mn related to the sale of a business in 2Q12.
2 Recurring commissions & fees, transaction- and performance-based revenues.

4Q13 results

- Total revenues slightly lower than 4Q12 reflecting the adverse impact of the low interest rate environment and lower collaboration revenues, partly offset by higher recurring commissions
- Total operating expenses increased from 4Q12 and 3Q13; 4Q13 expenses include costs relating to the integration of Morgan Stanley's Private Wealth Management businesses in EMEA
- Weak NNA of CHF 1.7 bn in the quarter mostly due to continued cross-border outflows in Western Europe of CHF 3.4 bn

Full year 2013 results

- Higher pre-tax income reflecting growth in fee-based revenues[2] with lower compensation and benefits expenses, partly offset by the adverse impact from low interest rate environment on net interest income
- Solid inflows of CHF 28.9 bn in the year with continued strong growth in emerging markets, partially offset by Western European cross-border outflows of CHF 10.0 bn

CREDIT SUISSE
February 6, 2014 13

Full year net margin stable despite decline in gross margin

Margin outlook for 2014 expected to be broadly in line with 2013

Wealth Management Clients – Strategic

Net margin	Net margin remained stable at 26 bps with increase in average AuM of 6% and growing UHNWI share from 41% to 45%
Transaction- and performance -based revenues	▪ 4% revenue increase in 2013 reflecting increased client activity ▪ Continued strong collaboration revenues for the year, less weighted towards 4Q in 2013
Recurring commissions & fees	▪ Solid margin trends despite further growth in UHNWI client segment and in emerging markets ▪ Asset mix and cash levels held by clients broadly unchanged
Net interest income	Net interest income down year-on-year, due to low-interest rate environment, partially offset by volumes

Net margin excl. significant items[1], in bps

4Q12	3Q13	4Q13	2012	2013
25	26	24	26	26

Net revenues in CHF mn



Gross margin in basis points
2,073
109
584
31
685
36
804
42
2,062
105
549
28
747
38
766
39
2,065
104
563
28
742
38
760
38
8,475
114
Other revenues[2]
2,355
32
2,811
38
3,268
44
8,453
107
2,447
31
2,956
38
3,050
38

	4Q12	3Q13	4Q13	2012		2013
Average assets under management in CHF bn	759	783	793	741	+6% →	788
Ultra High Net Worth Individuals' share	41%	44%	45%	41%	+4pp →	45%

1 Pre-tax income (excl. CHF 41 mn gain related to the sale of a business in 2Q12) / average assets under management (annualized for quarters). 2 Includes CHF 41 mn gain related to the sale of a business in 2Q12.

CREDIT SUISSE February 6, 2014 14

Corporate & Institutional Clients business with consistently solid contribution

Corporate & Institutional Clients – Strategic

in CHF mn	4Q13	3Q13	4Q12	2013	2012
Net interest income	278	278	299	1,105	1,170
Recurring commissions & fees	108	117	114	451	448
Transaction- & perf.-based revenues	102	105	102	455	457
Other revenues[1]	(3)	(1)	19	(15)	(11)
Net revenues	**485**	**499**	**534**	**1,996**	**2,064**
Provision for credit losses	9	(8)	11	4	29
Total operating expenses	**263**	**256**	**274**	**1,027**	**1,094**
Pre-tax income	**213**	**251**	**249**	**965**	**941**
Cost / income ratio	54%	51%	51%	51%	53%
Net new assets in CHF bn	4.0	0.5	1.1	8.8	1.5
Assets under management in CHF bn	250	241	224	250	224

4Q13 results

- Lower net revenues from 4Q12 reflecting one-off recovery gain of CHF 25 mn in 4Q12 and adverse impact of low interest rate environment
- Total operating expenses decreased from 4Q12 reflecting lower general and administrative expenses

Full year 2013 results

- Higher pre-tax income despite lower net revenues impacted by the adverse impact of low interest rate environment
- Low credit provisions reflecting a well diversified credit portfolio and strong risk management
- Lower operating expenses, with continued efficiency efforts to drive down cost/income ratio to 51%
- Strong net new assets of CHF 8.8 bn

1 Other revenues include fair value changes on the Clock Finance transaction and CHF 25 mn gain related to a recovery case in 4Q12.

CREDIT SUISSE

February 6, 2014 15

Successful restructuring of Asset Management business with significant increase in profitability

Asset Management – Strategic

in CHF mn	4Q13	3Q13	4Q12	2013	2012
Recurring commissions & fees	299	285	265	1,147	1,070
Transaction & perf.-based revenues	481	120	304	925	670
Other revenues	(61)	(32)	41	(78)	64
Net revenues	**719**	**373**	**610**	**1,994**	**1,804**
o/w significant items[1]	*(68)*	*(18)*	*29*	*(86)*	*(9)*
Total operating expenses	**350**	**325**	**313**	**1,382**	**1,342**
Pre-tax income	**369**	**48**	**297**	**612**	**462**
Cost / income ratio	49%	87%	51%	69%	74%
Fee-based margin in basis points	87	45	69	58	52
Net new assets CHF bn	(0.5)	4.4	2.8	15.0	(8.3)
Assets under management CHF bn	352	349	325	352	325

4Q13 results

- Strong increase in revenues
  - Significant performance fees reflect strong investment returns
  - Higher placement fees on client activity
  - Increased management fees on growth of asset base driven by investment performance and robust inflows in Alternatives
- Operating expenses up in line with growth in fee-based revenues[2]

Full year 2013 results

- Reported pre-tax income up 32% to CHF 612 mn in 2013
- Profitability improvement based on fee-based revenue growth and benefit from divisional restructuring
- Fee-based margin improved to 58 basis points
- Lower investment-related gains reflecting reduced capital usage
- Reported cost/income ratio of 69% improved from 74% in 2012

1 Excludes Wincasa gain of CHF 45 mn in 4Q12, AMF impairments of CHF (68) mn, CHF (18) mn, CHF (16) mn and (38) mn in 4Q13, 3Q13, 4Q12 and 3Q12 respectively.
2 Recurring commissions & fees, transaction- and performance-based revenues.

CREDIT SUISSE February 6, 2014 16

February 6, 2014 * 1Q 2Q 3Q 4Q 2012 Performance fees and carried interest and placement fees in CHF mn 1Q 2Q 3Q 4Q 2013 451 697 Reported fee-based margin (bps) 44 51 46 69 46 53 45 87 Recurring fee-based margin1 (bps) 39 39 38 38 37 38 38 39 Fee-based margin from performance and placement fees (bps) 5 12 8 31 9 15 7 48 Strong investment returns in 2013 across our product offerings drive significant growth in performance fee revenues vs. 2012 Carried interest revenues, earned upon investment realizations, expected to decline as a result of sales Placement fees up from 2012 on increased client activity with solid pipeline for 2014 Asset management fees trending higher on higher margin alternative product asset raising and market performance 1 Asset management fees, transaction and other fees and equity participations income divided by average assets under management Asset Management - Strategic Asset Management with higher performance fees and stable recurring fee-based margin Seasonally lower revenues quarters Seasonally higher revenues quarters

Private Banking & Wealth Management's Non-Strategic results included gains from business divestitures

Non-Strategic unit

in CHF mn	4Q13	3Q13	4Q12	2013	2012
Select onshore businesses	28	25	39	164	149
Legacy cross-border businesses	52	49	52	202	209
AM divestitures and discontinued operations	54	288	(32)	534	660
Other Non-Strategic positions & items	35	20	38	108	113
Net revenues	**169**	**382**	**97**	**1,008**	**1,131**
o/w significant items[1]	--	*248*	*(96)*	*301*	*288*
Provision for credit losses	5	21	21	58	43
Compensation and benefits	72	80	91	304	375
Other operating expenses	279	71	103	596	312
Total operating expenses	**351**	**151**	**194**	**900**	**687**
Pre-tax income	**(187)**	**210**	**(118)**	**50**	**401**
Basel 3 RWA in CHF bn	6	6	8	6	8
Total assets in CHF bn	21	22	24	21	24
Leverage exposure in CHF bn	22	23	25	22	25

4Q13 results

- Completed several sales of private equity assets in December
- 4Q12 revenues impacted by private equity losses of CHF (82) mn from planned sales
- 4Q13 expenses include CHF 175 mn of litigation provisions in connection with the SEC-related aspect of the ongoing US tax matter
- RWA reduction of 25% and leverage exposure reduction of 12% since 4Q12

Full year 2013 results

- Net revenues included sale gains from business disposals:
  - Significant gains from sale of ETF and Strategic Partners businesses in 3Q13 and Aberdeen in 2012
  - Reduction in management fee and equity participations income resulting from sale of these businesses
- Operating expenses
  - 2013 expenses impacted by CHF 100 mn of UK withholding tax charge in 2Q13 and CHF 175 mn of litigation provisions in 4Q13
  - Lower compensation expense from business sales, offset by sale expenses

All references to total assets on this slide and the rest of the presentation refer to balance sheet assets.

1 Includes equity participation gains of CHF 146 mn from the sale of ETF business, CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2 mn each, and a gain of CHF 28 mn on the sale of JO Hambro in 2013; gains / (losses) on private equity disposals of CHF 40 mn and CHF (82) mn in 2013 and 2012, respectively; Aberdeen gains of CHF 384 mn and other private equity losses of CHF (14) mn in 2012.

CREDIT SUISSE

February 6, 2014 18

Improved full year 2013 Investment Banking profitability and returns reflect stable revenues and continued cost and capital discipline

	in CHF mn	4Q13	3Q13	4Q12	2013	2012
Strategic	Net revenues	2,812	2,748	2,950	13,181	13,385
	Provisions for credit losses	8	7	3	11	(12)
	Compensation and benefits	1,335	1,094	1,139	5,326	5,881[1]
	Other operating expenses	984	976	1,058	3,974	4,089
	Total operating expenses	2,319	2,070	2,197	9,300	9,970
	Pre-tax income	**485**	**671**	**750**	**3,870**	**3,427**
	Basel 3 RWA USD bn	156	149	164	156	164
	Leverage exposure USD bn	725	771	840	725	840
	Cost/income ratio	83%	75%	75%	71%	75%
	Return on Basel 3 capital[2]	**10%**	**13%**	**15%**	**19%**	**16%**
Non-Strategic	Net revenues	(87)	(196)	(286)	(559)	(827)
	Total expenses[3]	438	246	166	1,068	598
	Pre-tax income	**(525)**	**(442)**	**(452)**	**(1,627)**	**(1,425)**
Total	Net revenues	2,725	2,552	2,664	12,622	12,558
	Total expenses[3]	2,765	2,323	2,366	10,379	10,556[1]
	Pre-tax income	**(40)**	**229**	**298**	**2,243**	**2,002**
	Basel 3 RWA in USD bn	176	169	187	176	187
	Leverage exposure in USD bn	812	864	961	812	961
	Return on Basel 3 capital[2]	**n/m**	**4%**	**5%**	**10%**	**8%**

4Q13 results

- Higher total revenues from 4Q12 and 3Q13
  - Solid performance in Strategic businesses; strength in Equities, Credit and Underwriting franchises offset by lower Rates results
  - Reduced revenue losses from Non-Strategic unit
- Total expenses increased from 4Q12 and 3Q13 primarily driven by higher litigation provisions and increased compensation and benefits expense

Full year 2013 results

- Higher profitability and returns on stable revenues, reduced cost base, lower leverage and capital usage
  - Strong Strategic after-tax return on Basel 3 capital of 19% for 2013 vs. 16% for 2012
  - Increased pre-tax income drag from Non-Strategic unit due to litigation provisions in 4Q13
- Total expenses down compared to 2012 reflecting lower compensation and benefits expense
- Total RWA down USD 11 bn from 2012; USD 27 bn in business reductions offset by increases of USD 10 bn from methodology and parameter changes and 4Q13 operational risk add-on of USD 6 bn

1 Includes PAF2 expense of CHF 411 mn in 1Q12.
2 Return on Basel 3 capital based on USD denominated post-tax income and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets.
3 Includes provisions for credit losses, compensation and benefits and other expenses.

CREDIT SUISSE February 6, 2014 19

Fixed Income results reflect strong performance in yield franchises offset by reduced client flows in macro products

Fixed Income sales & trading and underwriting – Strategic Revenues in CHF mn


Debt underwriting
Fixed Income sales and trading
Basel 3 RWA USD 101 bn
Basel 3 RWA USD 91 bn
1,688
508
1,180
1,454
424
1,030
1,291
483
808
7,838
1,617
6,221
7,202
1,902
5,300
4Q12
3Q13
4Q13
2012
2013

Fixed Income sales & trading and underwriting - Strategic revenues **USD mn**				
4Q12	3Q13	4Q13	2012	2013
1,826	1,580	1,434	8,427	7,773

4Q13 results

- Solid revenues in market-leading Credit and Securitized Products franchises compared to 4Q12
  - Substantial momentum in top 3 Asset Finance business
  - Continued strength in Leveraged Finance trading
- Lower Emerging Markets results from 4Q12 reflect reduced trading activity partially offset by higher financing revenues
- Significantly lower Rates results compared to 4Q12 due to reduced client activity
  - Created Global Macro Products Group to improve profitability and returns

Full year 2013 results

- Highly profitable yield franchises[1] delivered returns in excess of Investment Banking average
  - Strong Credit results driven by origination and secondary trading; leverage finance results increased significantly from robust 2012 levels
  - Advanced to #1 position[2] in US Securitized Products; significant increase in market share
- Significant reduction in Global Macro Products revenues driven by reduced client and trading activity in Rates since 2Q Fed taper

Note: Underwriting revenues are also included in the total Fixed Income franchise view.
1 Includes Credit, Securitized Products and Emerging Markets businesses. 2 Source: 2013 Greenwich Fixed Income survey for North America.

CREDIT SUISSE
February 6, 2014
20

Higher Equities results reflecting strong market conditions, increased client activity and continued market leadership

Equity sales & trading and underwriting – Strategic Revenues in CHF mn



Equity underwriting
Equity sales and trading
1,067
167
900
1,224
129
1,095
1,361
274
1,087
4,837
552
4,285
5,632
766
4,866
4Q12
3Q13
4Q13
2012
2013

Equity sales & trading and underwriting - Strategic revenues USD mn				
1,153	1,329	1,509	5,190	6,090

Note: Underwriting revenues are also included in the total Equity franchise view.

4Q13 results

- Substantially higher revenues, up 28%, from 4Q12 reflecting continued market leadership across products and regions, strong client franchise, favorable market conditions and balanced risk profile
- Significantly higher Equity Underwriting revenues compared to 4Q12 reflecting higher IPO volumes; strong performance across all major markets
- Solid Cash Equities performance reflecting market share gains and favorable market conditions
- Resilient Prime Services results reflecting continued market leadership and increased client balances from 4Q12
- Substantially higher Derivatives revenues from 4Q12 driven by robust client activity and strong performance in Asia

Full year 2013 results

- Strong and consistent revenues across products and regions; improved operating efficiency through headcount and cost reductions driving significantly higher franchise profitability
- Substantially higher Equity Underwriting revenues, up 39%, from 2012; increasing momentum in 4Q13

CREDIT SUISSE February 6, 2014 21

Significant improvement in Underwriting & Advisory franchise profitability; strong Underwriting revenues offset by weaker Advisory performance

Underwriting & Advisory – Strategic Revenues in CHF mn



Advisory
Equity underwriting
Debt underwriting
982
307
167
508
705
152
129
424
951
194
274
483
3,211
1,042
552
1,617
3,326
658
766
1,902
4Q12
3Q13
4Q13
2012
2013

Underwriting & Advisory - Strategic revenues **USD mn**				
1,063	766	1,057	3,443	3,602

Note: Underwriting revenues are also included in the views of Fixed Income and Equity franchise revenues on slides 20 and 21.

4Q13 results

- Significantly higher Equity Underwriting revenues from 4Q12 and 3Q13 reflecting increased industry issuance; solid performance across all major markets with 4Q13 strongest quarter of the year
- Strong Debt Underwriting performance compared to 3Q13 driven by market-leading leveraged finance franchise
- Lower Advisory revenues from 4Q12 reflecting a decline in the total industry-wide fee pool and lower global completed M&A market share; increased momentum in 4Q13 with revenue up 28% from 3Q13

Full year 2013 results

- Revenues increased 4% from 2012 on lower cost base driving higher profitability and returns, particularly in EMEA and APAC
- Strong Equity Underwriting performance, up 39%, reflecting increased issuance levels
- Higher Debt Underwriting revenues, up 18% from robust 2012 levels, driven by top tier leveraged finance franchise and increased activity in investment grade
- Advisory revenues impacted by decline in total industry M&A fee pool

CREDIT SUISSE
February 6, 2014 22

Reduced revenue losses from Investment Banking Non-Strategic unit offset by higher litigation expenses; significant YoY decline in leverage exposure

Non-strategic unit in CHF mn	**4Q13**	3Q13	4Q12	**2013**	2012
Fixed Income Wind-down	60	(66)	(132)	(33)	(597)
Legacy Rates	(1)	(8)	(59)	12	40
Legacy litigation provisions and fees	(19)	(10)	(21)	(98)	(38)
Legacy funding costs	(93)	(95)	(103)	(382)	(417)
Other Non-Strategic positions & items	(34)	(17)	29	(58)	185
Net revenues	**(87)**	**(196)**	**(286)**	**(559)**	**(827)**
Compensation and benefits	20	35	33	109	189
Other operating expenses	418	211	134	957	409
o/w litigation	*375*	*150*	*78*	*753*	*192*
Total operating expenses[1]	**438**	**246**	**166**	**1,068**	**598**
Pre-tax income	**(525)**	**(442)**	**(452)**	**(1,627)**	**(1,425)**
Basel 3 RWA in USD bn	20	20	23	20	23
Total assets in USD bn	31	34	37	31	37
Leverage exposure in USD bn	87	93	121	87	121

4Q13 results

- Reduced revenue losses compared to 4Q12 and 3Q13 driven by valuation gains in our Fixed Income Wind-down and Legacy Rates portfolios
- Total operating expenses increased significantly from 3Q13 and 4Q12, reflecting higher litigation provisions in 4Q13

Full year 2013 results

- Higher pre-tax income drag from 2012; increased litigation provisions offset reduced revenue losses
- RWA down USD 3 bn or 13% from 4Q12; targeting reduction of 70% to USD 6 bn from end 2013 to end 2015
- Leverage exposure down USD 34 bn, or 28%, from 4Q12; targeting reduction of 72% to USD 24 bn from end 2013 to end 2015
- On track to achieve Non-Strategic goal of reduced costs and capital in 2014 and 2015

1 Includes provisions for credit losses.

CREDIT SUISSE

February 6, 2014 23

Continued shift in capital to high market share and high return strategic businesses in 2013

Strategic businesses (market share position vs. Basel 3 return on capital)



High
Top 3
4 to 6
7 or lower
Credit Suisse market share position
Low
Full year 2013 return on Basel 3 capital[4]
High
Prime Services
Securitized Products
Cash Equities
Global Credit Products
EMG
Eq. Derivatives
Global Macro Products[3]
IBD
Fixed Income
Equities
Investment Banking
Bubble size reflects relative capital usage at end of 4Q13

% of 4Q13 IB capital base[1,2]	Optimize risk and capital utilization across the franchise
62% (vs. 57% in 4Q12)	■ Majority of capital allocated to market leading businesses ■ Strong returns in market leading businesses from continued market share momentum
31% (vs. 32% in 4Q12)	■ Differentiated macro platform to improve returns
7% (vs. 11% in 4Q12)	■ Capital reduced materially in the business during 2013 ■ Continue to ensure full suite of products offerings for IB and PB&WM clients

◀ Return on capital declined vs. FY 2012 return

▶ Return on capital improved vs. FY 2012 return

* No indicator reflects stable return on capital vs. FY 2012 return

1 Percent of capital base (based on internal reporting structure) reflects Basel 3 risk-weighted assets at quarter-end 4Q13 vs. quarter-end 4Q12 for strategic businesses. 2 Global Macro Products capital allocated 50% to "4 to 6" tier and 50% to "7 or lower" tier. 3 Global Macro products includes Rates, FX and Commodities businesses. 4 Presentation based on internal reporting structure.

CREDIT SUISSE

February 6, 2014 24

* February 6, 2014 Strong returns on capital from Strategic businesses; continued improvements in operating and capital efficiency Strategic after-tax return on Basel 3 allocated capital of 19% for 2013 Ongoing cost savings initiatives Basel 3 RWA reduction of USD 8 bn from 2012 Minimal impact on after-tax return from balance sheet deleveraging Anticipate further improvement in 2014 from Strategic businesses 164 156 176 187 in USD bn Investment Banking after-tax return on Basel 3 allocated capital Strategic 2012 Revenue impact Cost improvement RWA reduction Note: After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets. 1 Primarily driven by PAF2 in 2012. 2013 Strategic IB 150 139 156 172 in CHF bn Non-Strategic unit Total IB Strategic Strategic 2012 Strategic 2013 Total IB 2013 Basel 3 risk-weighted assets Total IB 2012

Non-Strategic units Further reduce capital, leverage and expenses and release resources for growth initiatives and to return to shareholders February 6, 2014 *

Non-Strategic Results Overview

in CHF mn	4Q13	3Q13	4Q12	2013	2012
Net revenues	**(78)**	**(243)**	**(456)**	**(286)**	**(2,242)**
o/w Private Banking & Wealth Mgmt.	169	382	97	1,008	1,131
o/w Investment Banking	(87)	(196)	(286)	(559)	(827)
o/w Corporate Center – FVoD[1]	(196)	(156)	(372)	(296)	(2,912)
o/w Corporate Center – other	36	(273)	105	(439)	366
Provision for credit losses	5	21	20	60	43
Total operating expenses	**950**	**438**	**830**	**2,338**	**2,094**
Pre-tax income	**(1,033)**	**(702)**	**(1,306)**	**(2,684)**	**(4,379)**
o/w Private Banking & Wealth Mgmt.	(187)	210	(118)	50	401
o/w Investment Banking	(525)	(442)	(452)	(1,627)	(1,425)
o/w Corporate Center	(321)	(470)	(736)	(1,107)	(3,355)
Basel 3 RWA in CHF bn				23	29
Total assets in CHF bn				48	58
Leverage exposure in CHF bn				99	136

- Significant reduction in net revenue and pre-tax losses:
  - 4Q13 net revenue of CHF (78) mn reduced from 4Q12 due to valuation gains in Investment Banking, particularly in the legacy Fixed Income Wind-down portfolio, and also higher investment-related gains in Private Banking & Wealth Management
  - 4Q13 pre-tax loss of CHF (1,033) mn reduced from 4Q12 as a result of lower operating expenses driven by decreased compensation and benefits, despite significantly increased litigation provisions in 4Q13
- Substantial progress in deleveraging within the Non-Strategic units, with balance sheet assets down 17% YoY, as well as a 27% reduction in leverage exposure compared to 4Q12
- Non-Strategic Basel 3 RWA down 21% YoY to CHF 23 bn; targeting further 57% reduction by end 2015

1 Fair value on own debt denotes fair value impact from movements in own credit spreads, and includes fair value gains / (losses) on own long-term vanilla debt, DVA on structured notes, and stand-alone derivatives.

CREDIT SUISSE

February 6, 2014 27

Targeted Non-Strategic leverage exposure and Basel 3 RWA run-off profile

PB&WM and IB Non-Strategic units
Leverage exposure and Basel 3 RWA in CHF bn



Private Banking & Wealth Management
Investment Banking
99
(74%)
78
22
26
22
4
4Q13
End 2015
Leverage exposure
23
(57%)
17
6
10[1]
5
5
4Q13
End 2015
Basel 3 RWA

- **IB: Target over 70% reduction in Non-Strategic leverage exposure** in Investment Banking by end 2015; estimated cost of exiting Non-Strategic positions ~10 bps of leverage exposure:
  - Existing Fixed Income Wind-down asset disposals on an opportunistic, market-dependent basis that minimizes economic impact
  - Combination of natural roll-off and active reduction of trades and positions in Legacy Rates
  - Remaining portfolio expected to decline through a combination of natural roll-off and opportunistic active portfolio management
- **PB&WM: Target over 80% reduction in Non-Strategic leverage exposure** by end 2015:
  - Combination of wind-down through contractual maturities and active mitigation of selective products
  - Further reduction through sale of CFIG and various private equity positions
  - Restructuring of German onshore operations

Note: For financials denominated in USD, period end 3Q13 spot CHF/USD of 0.90 was used in 4Q13 and all future periods.
Rounding differences may occur with externally published spreadsheets.
1 Includes anticipated 2014 adverse model change.

CREDIT SUISSE
February 6, 2014 28

Non-Strategic run-off profile expected to significantly reduce pre-tax income drag over time * February 6, 2014 Note: Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation. The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions. Discontinued operations not recurring in 2014 Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value to decline over time CC and PB&WM underlying adjustments reflect gains and losses on asset sales executed as part of the 2012 capital plan, which is largely complete One-off UK withholding tax charge Expected to continue over remainder of 2011-2015 cost reduction program and decline thereafter Expected to step down by approx. 50% in 2014, then remain relatively stable until full run-off at the end of 2018 Incremental cost savings increased from CHF 4.4 bn to >CHF 4.5 bn by end 2015 Significant litigation provisions taken in 4Q13 Illustrative reduction of Non-Strategic pre-tax income drag CHF mn Corporate Center PB&WM IB Includes ~CHF 555 mn of certain legacy litigation provisions and fees in 2013 Remainder of ~CHF 99 mn predominately relates to FID wind down and Legacy Rates, which will be targeted for accelerated wind down

Continued progress on cost and capital February 6, 2014 *

On track to achieve > CHF 4.5 bn expense savings by end 2015

Group expense reductions target in CHF bn


Infrastructure
Private Banking & Wealth Management
Investment Banking
3.10
0.95
0.40
1.75
> 1.4
> 0.7
0.55
0.1
> 4.5
FY 2013 Achieved
Expected by YE 2015
Total savings after 2015

- Continued focus on cost management with CHF 3.1 bn of annualized run-rate savings through end 2013
  - Cost savings achieved marginally short of target primarily due to commission and revenue-related expenses in PB&WM and legal fees in Non-Strategic units
- On track to achieve total savings of > CHF 4.5 bn by end 2015, including Non-Strategic unit-related efficiencies:
  - **IB**
    - Restructure Rates business model
    - Continue to refine business mix and align resources against highest returning opportunities
  - **PB&WM**
    - Continue ongoing implementation of announced exit from a number of small non-strategic markets with limited impact on asset base
    - Review and reposition select non-profitable onshore operations
  - **Infrastructure**
    - Consolidation of fragmented and duplicative shared services functions and roles
    - Effective demand management
- Further savings expected beyond 2015; to be dependent on the winding down of residual portfolio

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses. Infrastructure includes Corporate Center.

CREDIT SUISSE
February 6, 2014 31

Exceeded prior year-end 2013 RWA reduction target and on track to meet long-term goal of ~CHF 250 bn


Group Basel 3 "look-through" risk-weighted assets (RWA) CHF bn
370
339
307
284
290
281
261
PB&WM +2
+6 Investment Banking
(3) FX impact
(28)%
266
< 285
~250
3Q11
4Q11
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
YE 2013
long-term
Goal
261
6.3
o/w CHF 6.9 bn of operational risk add-on
1.4
(2.7)
266
3Q13
Parameters, models & methodology
Business change
FX
4Q13

Note: Risk-weighted asset goals are measured on constant FX basis and are subject to change based on future FX movements.

CREDIT SUISSE
February 6, 2014
32

Strong capital position: Total Capital ratio of 16.1% and BIS CET1 ratio of 10.3% at end 2013

"Look-through" Basel 3 capital ratios



2019 requirements
Total Capital[1]
BIS CET1
9.6%
7.5%
10.5%
8.0%
11.0%
8.6%
11.9%
9.3%
14.5%
10.2%
16.1%[2]
13.2%
CET1 + High-Trigger Capital ratio
10.3%
16.7%
13.0%
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13

- FINMA has reduced the progressive component capital requirement for Credit Suisse Group from 4.4% in 2013 to 3.7% in 2014, thereby reducing the 2019 Total Capital ratio requirement from 17.4% to 16.7%
- "Look-through" BIS CET1 ratio of 10.3%; "look-through" Total Capital ratio of 16.1%, compared to the 16.7% 2019 requirement
- "Look-through" CET1 + High-Trigger Capital ratio remained at 13.2% at end 2013 post exchange of hybrid tier-1 notes in October 2013
- Redeemed first of two tranches of tier-1 participation instrument (Claudius) on December 27th 2013; currently reviewing options to potentially call second tranche
- 4Q13 capital ratios include pro-rata cash dividend accrual for 2013 of CHF 0.70 per share (to be paid in 2014)

CET1 = Common equity tier 1
1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 and USD 1.5 bn Tier 1 participation securities in 4Q13 (all with a haircut of 20%).
2 Includes issued high-trigger capital instruments of CHF 7.7 bn and issued low-trigger capital instruments of CHF 6.0 bn.

CREDIT SUISSE February 6, 2014 33

Exceeded end 2013 leverage goal; on track to achieve long-term leverage exposure target

Leverage exposure end of period in CHF bn



(20)%
1,405
1,288
1,258
1,184
1,130
1,070
Exposure add-ons[1]
382
341
338
288
258
Balance sheet assets (US GAAP)
1,023
947
920
895
873
3Q12
1Q13
2Q13
3Q13
4Q13
long-term target

- Leverage exposure reduction of CHF 275 bn, or 20%, since 3Q12 to CHF 1,130 bn at end 2013, exceeding end 2013 leverage exposure goal of < CHF 1,190 bn
- Initial interpretation of the January 2014 Basel Committee on Banking Supervision (BCBS) proposal would reduce our leverage exposure by ~CHF 40 - 50 bn, taking into account the planned mitigation measures and subject to interpretation of the final rules
- Non-Strategic leverage exposure run-off of CHF 73 bn by end 2015 positions us to exceed long-term target of CHF 1,070 bn; leverage exposure target to be potentially revised upon further deleveraging

Rounding differences may occur.
1 Off-balance sheet exposures and regulatory adjustments.

CREDIT SUISSE February 6, 2014 34

Substantial strengthening of capital positions; expect further improvement in Swiss Total Capital Leverage ratio to meet 2019 requirement

"Look-through" leverage calculation

in CHF bn	2Q13 Lev. ratio[1]	3Q13 leverage	3Q13 Lev. ratio[1]	4Q13 leverage	4Q13 Lev. ratio[1]
	Reported				
BIS Tier 1 Leverage ratio	2.2%	**28.4**	2.4%	**35.0**	3.1%
Deduct: Tier 1 low-trigger capital instruments		(0.3)		(2.3)	
Add: Tier 2 high-trigger capital instrument		2.6		2.5	
SNB Loss Absorbing Lev. Ratio	2.4%	**30.7**	2.6%	**35.3**	3.1%
Add: Tier 1 low-trigger capital instruments		0.3		2.3	
Add: Tier 2 low-trigger capital instruments		3.9		3.7	
BIS Total Capital Leverage ratio	2.4%	**34.8**	2.9%	**41.3**	3.6%
Add: Tier 1 participation securities (Claudius)		2.5		1.3	
Add: Swiss regulatory adjustments		0.7		0.6	
Swiss Total Capital Leverage ratio	2.7%	**38.1**	3.2%	**43.1**	3.8%

2019 Swiss Total Capital Leverage ratio requirement: **4.0%**[2]

- "Look-through" Tier 1 Leverage ratio increased to 3.1% and Swiss Total Capital Leverage ratio increased to 3.8%
- Assuming achievement of CHF 1,070 bn of long-term leverage exposure target, the pro forma "look-through" Swiss Total Capital Leverage ratio would increase to 4.0%, reaching the 2019 requirement of 4.0%[2]
- Preliminary assessment of the BCBS rules expected to improve 4Q13 Swiss Total Capital Leverage ratio from 3.8% to ~4.0%, which would meet the 4.0% requirement
- Updated FINMA progressive component capital requirement reduced the 2019 Swiss Total Capital Leverage ratio requirement to 4.0% from 4.2% in 3Q13

Rounding differences may occur.

1 Leverage ratios based on total "look-through" average leverage exposure of CHF 1,265 bn for 2Q13, CHF 1,190 bn for 3Q13 and CHF 1,137 bn for 4Q13.

2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Using 2012 year-end data, the 2019 progressive capital component was reduced by FINMA for 2014 to 3.66%, which leads to a reduction of Swiss Total Capital Leverage ratio requirement to 4.0% from 4.2% in 3Q13.

CREDIT SUISSE February 6, 2014 35

* February 6, 2014 Proposed evolution to Credit Suisse legal entity structure Designed to meet future requirements for global recovery and resolution planning Possibility of limited reduction in capital requirements provided for under Swiss banking law if resolvability is improved Funding platform planned to move up to CS Group level; supports FINMA “single point of entry” bail-in resolution strategy Aligns the booking of Investment Banking business on a regional basis, from a client and risk management perspective Less complex and more efficient operating infrastructure for the bank 1 This program has been approved by the Board of Directors of Credit Suisse Group AG, but is subject to final approval by FINMA. Implementation of the program is well underway, with a number of key components to be implemented from mid-2015. 2 Proposed hub for Asia Pacific Investment Banking business in Singapore branch. 3 Funding may be issued either at the holding company level or at a holding company subsidiary level. 4 Subject to US regulatory approvals, the US derivatives businesses, currently booked in London in Credit Suisse International, are anticipated to be transferred to the US broker-dealer. US Service Co activities will also be housed here. 5 Credit Suisse is planning that its two principal UK operating subsidiaries (Credit Suisse Securities (Europe) Limited and Credit Suisse International) will be consolidated into one single subsidiary. 6 In Switzerland, Credit Suisse plans to create a subsidiary for its Swiss-booked business (primarily wealth management, retail and corporate and institutional clients as well as the product and sales hub in Switzerland). Goals US Holding Co4 Private Banking & Wealth Mgt. Subsidiaries Indicative proposed entity structure (simplified view)1 Funding Entity3 UK Subsidiary5 Credit Suisse AG Operating Bank with branches2 Global Service Co (excl. US) Credit Suisse Group AG Holding Company Swiss Legal Entity6

Summary Brady W. Dougan, Chief Executive Officer February 6, 2014 *

Supplemental slides February 6, 2014 Slide Reconciliation from reported to underlying results 2013 and 2012 39 Reconciliation from reported to underlying results 4Q13, 3Q13 and 4Q12 40 Total Investment Banking results in USD 41 Strategic Investment Banking results in USD 42 Investment Banking: Strategic Fixed Income and Equities Basel 3 RWA movement 43 2013 Financial summary – Non-Strategic results 44 Restated financials with Non-Strategic units for Credit Suisse Group’s Core Results – 2013 45 Reconciliation of 2013 Reported, Underlying, Non-strategic and Strategic results 46 Annualized expense savings through 2013 47 Funding and liquidity at end 4Q13 48 Collaboration revenues 49 Currency mix 50 *

Reconciliation from reported to underlying 2013 and 2012 results

CHF mn	Reported	Impact from movements in credit spreads on own liabilities	Business realignment costs & IT architecture[1]	Certain litigation provisions[2]	UK DTA reduction[3]	Business disposals & impairments[4]	Reclassifications[5]	Underlying
	2013	**2013**	**2013**	**2013**	**2013**	**2013**	**2013**	**2013**
Net revenues	**25,283**	**296**	**--**	**--**	**--**	**(206)**	**237**	**25,611**
Prov. for credit losses / (release)	155	--	--	--	--	--	--	155
Total operating expenses	20,667	(19)	(522)	(473)	--	(101)	93	19,645
Pre-tax income	**4,461**	**315**	**522**	**473**	**--**	**(105)**	**144**	**5,810**
Income tax expense / (benefit)	1,490	54	129	135	(173)	(11)	36	1,660
Income / (loss) from disc. ops.	145	--	--	--	--	--	(109)	36
Net income attr. to non-controlling interests	47	--	--	--	--	--	--	47
Net income attributable to shareholders	**3,069**	**261**	**393**	**338**	**173**	**(94)**	**--**	**4,140**
Return on equity	8%							10%

CHF mn	Reported	Impact from movements in credit spreads on own liabilities	Business realignment costs & IT architecture[1]	Certain litigation provisions[2]	UK DTA reduction[3]	Business disposals & impairments[4]	Reclassifications[5]	Underlying
	2012	**2012**	**2012**	**2012**	**2012**	**2012**	**2012**	**2012**
Net revenues	**23,251**	**2,912**	**15**	**--**	**--**	**(853)**	**--**	**25,325**
Prov. for credit losses / (release)	170	--	--	--	--	--	--	170
Total operating expenses	21,193	(27)	(665)	(363)	--	--	--	20,138
Pre-tax income	**1,888**	**2,939**	**680**	**363**	**--**	**(853)**	**--**	**5,017**
Income tax expense / (benefit)	465	678	203	133	(160)	(113)	--	1,206
Income / (loss) from disc. ops.	(40)	--	--	--	--	--	--	(40)
Net income attr. to non-controlling interests	34	--	--	--	--	--	--	34
Net income attributable to shareholders	**1,349**	**2,261**	**477**	**230**	**160**	**(740)**	**--**	**3,737**
Return on equity	4%							10%

1 Includes realignment costs of CHF 394 mn and CHF 680 mn in 2013 and 2012, respectively; and costs related to IT architecture simplification of CHF 128 mn in 2013.
2 Includes litigation provisions of CHF 175 mn in PB&WM and CHF 298 mn in IB in 2013, litigation provisions related to National Century Financial Enterprises of CHF 227 mn in 2012, and significant IB litigation provisions of CHF 136 mn in 2012.
3 Related to corporate income tax reduction enacted in the UK.
4 In 2013, includes i) gain on sale of real estate of CHF 68 mn; ii) impairment of AMF of CHF 86 mn; iii) goodwill impairment of CHF 12 mn; iv) expenses in connection with the sale of CFIG of CHF 56 mn; v) net gain on private equity disposals of CHF 34 mn, net of expenses of CHF 6 mn; vi) net gain on ETF sale of CHF 135 mn, net of expenses of CHF 11 mn; vii) net gain on Strategic Partner sale of CHF 79 mn, net of expenses of CHF 12 mn; viii) loss on the sale of JO Hambro of CHF 53 mn; and ix) expenses related to the sale of DLJ Investment Partners of CHF 4 mn. In 2012, includes i) gain on the sale of real estate of CHF 533 mn; ii) gain on sale of stake in Aberdeen Asset Management of CHF 384 mn; iii) gain on sale of Wincasa of CHF 45 mn; iv) gain on sale of non-core business from the integration of Clariden Leu of CHF 41 mn; v) losses on private equity disposals of CHF 82 mn; and vi) impairment of AMF and other losses of CHF 68 mn.
5 Represents reclassifications through the Corporate Center to discontinued operations related to the sale of ETF, Strategic Partners and DLJ Investment Partners and CFIG.

CREDIT SUISSE February 6, 2014 39

Reconciliation from reported to underlying 4Q13, 3Q13, 4Q12 results

CHF mn	Reported			Impact from movements in credit spreads on own liabilities			Business realignment costs & IT architecture[1]			Certain litigation provisions[2]		UK DTA reduction[3]	Business disposals & impairments[4]			Reclass-ifications[5]		Underlying		
	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	4Q12	3Q13	4Q13	3Q13	4Q12	4Q13	3Q13	4Q13	3Q13	4Q12
Net revenues	**5,986**	**5,449**	**5,627**	**196**	**156**	**372**	--	--	--	--	--	--	--	**(233)**	**(84)**	--	**237**	**6,182**	**5,600**	**5,915**
Prov. for credit losses/(release)	41	41	70	--	--	--	--	--	--	--	--	--	--	--	--	--	--	41	41	70
Total operating expenses	5,517	4,720	5,172	(6)	(7)	(4)	(200)	(78)	(285)	(473)	(227)	--	(43)	(48)	--	25	48	4,820	4,635	4,656
Pre-tax income	**428**	**688**	**385**	**202**	**163**	**376**	**200**	**78**	**285**	**473**	**227**	--	**43**	**(185)**	**(84)**	**(25)**	**189**	**1,321**	**933**	**1,189**
Income tax expense/(benefit)	151	368	85	33	20	72	45	17	95	135	93	(173)	33	(52)	(9)	(10)	54	388	232	335
Income/(loss) from disc. ops.	(2)	150	(31)	--	--	--	--	--	--	--	--	--	--	--	--	15	(135)	13	14	(31)
Net income attr. to non-controlling interests	8	16	6	--	--	--	--	--	--	--	--	--	--	--	--	--	--	8	16	6
Net income attributable to shareholders	**267**	**454**	**263**	**169**	**143**	**304**	**155**	**61**	**190**	**338**	**134**	**173**	**10**	**(133)**	**(75)**	--	--	**939**	**698**	**816**
Return on equity	3%	4%	3%															9%	7%	9%

1 Includes i) realignment costs of CHF 131 mn, CHF 38 mn, and CHF 285 mn in 4Q13, 3Q13, and 4Q12, respectively; ii) costs related to IT architecture simplification of CHF 69 mn and CHF 40 mn for 4Q13 and 3Q13, respectively.
2 Includes litigation provisions of CHF 175 mn in PB&WM and CHF 298 mn in IB in 4Q13, and litigation provisions related to National Century Financial Enterprises of CHF 227 mn in 4Q12.
3 Related to corporate income tax reduction enacted in the UK.
4 In 4Q13, includes i) gain on sale of real estate of CHF 68 mn; ii) impairment of AMF of CHF 68 mn; iii) goodwill impairment of CHF 12 mn; iv) expenses in connection with the sale of CFIG of CHF 21 mn; v) CHF 6 mn of expenses related to private equity disposals; and vi) expenses related to the sale of DLJ Investment Partners of CHF 4 mn. In 3Q13, includes i) impairment of AMF of CHF 18 mn; ii) net gain on ETF sale of CHF 141 mn, net of expenses of CHF 5 mn; iii) net gain on Strategic Partners sale of CHF 81 mn, net of expenses of CHF 10 mn; iv) gains on private equity disposals of CHF 21 mn; v) expenses in connection with the sale of CFIG of CHF 33 mn; and vi) loss on sale of JO Hambro of CHF 7 mn. In 4Q12, includes i) impairment of AMF of CHF 30 mn; ii) gain on sale of real estate of CHF 151 million; iii) losses on private equity disposals of CHF 82 mn; and iv) gain on sale of Wincasa of CHF 45 million.
5 Represents reclassifications through the Corporate Center to discontinued operations related to the sale of ETF, Strategic Partners and DLJ Investment Partners and the sale of CFIG.

CREDIT SUISSE
February 6, 2014
40

* Total Investment Banking results in USD February 6, 2014 in USD mn 4Q13 3Q13 4Q12 2013 2012 Net revenues 3,027 2,772 2,881 13,641 13,484 Debt underwriting 537 461 549 2,058 1,737 Equity underwriting 303 140 181 831 591 Advisory and other fees 217 165 333 714 1,115 Fixed income sales & trading 827 905 958 5,198 5,751 Equity sales & trading 1,186 1,156 983 5,154 4,647 Other (43) (55) (123) (314) (357) Provision for credit losses 10 7 2 15 (14) Compensation and benefits1 1,505 1,226 1,265 5,882 6,527 Other operating expenses 1,562 1,290 1,288 5,348 4,823 Total operating expenses 3,067 2,516 2,553 11,230 11,350 Pre-tax income (50) 249 326 2,396 2,148 Cost/income ratio 101% 91% 89% 82% 84% Return on Basel 3 capital2 n/m 4% 5% 10% 8% 1 Includes PAF2 expense of USD 455 mn in 1Q12. 2 After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets.

* Strategic Investment Banking results in USD February 6, 2014 1 Includes PAF2 expense of USD 455 mn in 1Q12. 2 After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets. in USD mn 4Q13 3Q13 4Q12 2013 2012 Net revenues 3,125 2,984 3,191 14,245 14,375 Debt underwriting 537 461 549 2,058 1,737 Equity underwriting 303 140 181 831 591 Advisory and other fees 217 165 333 714 1,115 Fixed income sales & trading 897 1,118 1,276 5,715 6,690 Equity sales & trading 1,206 1,189 973 5,260 4,598 Other (35) (89) (121) (333) (356) Provision for credit losses 9 7 3 13 (13) Compensation and benefits1 1,483 1,188 1,228 5,764 6,324 Other operating expenses 1,093 1,059 1,142 4,300 4,382 Total operating expenses 2,577 2,247 2,370 10,064 10,706 Pre-tax income 539 730 816 4,168 3,682 Cost/income ratio 83% 75% 74% 71% 75% Return on Basel 3 capital2 10% 13% 15% 19% 16%

* Investment Banking: Strategic Fixed Income & Equities Basel 3 RWA movement February 6, 2014 1 Includes Fixed Income other, CVA management and Fixed Income treasury. Note: 4Q13 Strategic RWA of USD 156 bn impacted by operational risk add-on of USD 6 bn during the quarter. 28 19 20 17 16 17 10 8 7 17 17 19 29 28 28 101 88 91 Macro (Rates, FX & Commodities) Strategic Fixed Income Securitized Products Credit Emerging Markets Other1 Basel 3 risk-weighted assets in USD bn 4Q12 3Q13 4Q13 Cash Equities Strategic Equities Prime Services Derivatives Systematic Market Making Other 33 34 37 5 5 5 13 13 16 12 12 12 1 1 3 3 3 4Q12 3Q13 4Q13 – – – – +3 (1) +1 +2 – – – – +1 +3 – +3

2013 Financial summary – Non-Strategic results

	Balance sheet CHF bn			Reported Financials CHF mn			Underlying[2] Financials CHF mn		
	Leverage Exposure	Balance Sheet Assets	Basel 3 RWA	Net Revenues	Total Expenses[3]	Pre-tax Income	Net Revenues	Total Expenses[3]	Pre-tax Income
Investment Banking Non-Strategic unit									
Fixed Income Wind-down	25	13	7	(33)	135	(170)	(33)	135	(170)
Legacy Rates	41	6	2	12	93	(81)	12	93	(81)
Legacy litigation provisions and fees	--	--	3	(98)	756	(853)	(98)	458	(555)
Legacy funding costs	--	--	--	(382)	--	(382)	(382)	--	(382)
Other Non-Strategic positions and items	12	8	5	(58)	82	(141)	(58)	82	(141)
IB Non-Strategic results	**78**	**27**	**17**	**(559)**	**1,066**	**(1,627)**	**(559)**	**768**	**(1,329)**
Total expenses excl. litigation provisions and fees					*310*			*310*	
Private Banking & Wealth Management Non-Strategic unit									
Select onshore businesses	2	2	1	164	168	(3)	136	168	(31)
Legacy cross-border businesses	1	1	--	202	444	(242)	202	269	(67)
AM divestitures and disc. Operations	5	4	3	534	256	278	261	163	98
Other Non-Strategic positions and items	14	14	2	108	32	17	108	24	25
PB&WM Non-Strategic results	**22**	**21**	**6**	**1,008**	**900**	**50**	**707**	**624**	**25**
Total expenses excl. UK withholding tax charge					*800*			*524*	
Corporate Center Non-Strategic items									
Movements in credit spreads in own liabilities	--	--	--	(296)	19	(315)	--	--	--
Realignment costs and IT architecture simplification	--	--	--	--	522	(522)	--	--	--
Legacy funding costs	--	--	--	(57)	--	(57)	(57)	--	(57)
Discontinued operations reclassifications[1]	--	--	--	(470)	(250)	(220)	(237)	(158)	(79)
Other Non-Strategic items	--	--	--	88	81	7	103	82	21
Corporate Center Non-Strategic results	--	--	--	**(735)**	**372**	**(1,107)**	**(191)**	**(76)**	**(115)**
Total Non-Strategic results	**99**	**48**	**23**	**(286)**	**2,338**	**(2,684)**	**(43)**	**1,316**	**(1,419)**

Rounding differences may occur with externally published spreadsheets.

1 Discontinued operations reclassifications relate to revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany.

2 Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation.

3 Total expenses do not include credit provisions.

CREDIT SUISSE February 6, 2014 44

* Restated financials with Non-Strategic units for Credit Suisse Group’s Core Results – 2013 2013 Credit Suisse Group restated financials for Core Results in CHF mn Rounding differences may occur with externally published spreadsheets. 1 PB&WM includes equity participation gains of CHF 146 mn from the sale of ETF business and CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2 mn each, gains on private equity disposals of CHF 40 mn, a gain of CHF 28 mn on the sale JO Hambro, and impairments on AMF of CHF (86) mn. Participation gains of CHF 146 mn from the sale of ETF business and CHF 91 mn from the sale of Strategic Partners are offset in CC; CC also includes a CTA loss of CHF 82 mn on the sale JO Hambro and real estate gains of CHF 68 mn. 2 Based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13 and 25% in 1Q13, and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity. 3 Certain immaterial revenue and expense items in the PB&WM division are now presented on a net basis per the applicable accounting standards; prior periods have been restated to conform to the current presentation. February 6, 2014

Reconciliation of 2013 Reported, Underlying, Non-Strategic and Strategic results

(CHF in millions)		Old reporting structure: Reported results	Old reporting structure: *Underlying adjustments*[2]	Old reporting structure: Underlying results	New reporting structure: Reported results	New reporting structure: *Underlying adj.to Non-Strategic results*[2]	New reporting structure: *Underlying Non-Strategic results*	New reporting structure: Non-Strategic results[2]	New reporting structure: Strategic results
Core Results	Revenue	25,283	(328)	25,611	25,283	(243)	(43)	(286)	25,569
	Expenses	20,667	1,022	19,645	20,667	1,022	1,316	2,338	18,329
	Pre-tax Income	4,461	(1,351)	5,810	4,461	(1,265)	(1,419)	(2,684)	7,145
	Return on 10% B3 RWA[1]	*12%*	--	*15%*	*12%*	--	--	--	*20%*
	Cost / income ratio	*82%*	--	*77%*	*82%*	--	--	n/m	*72%*
	Return on Equity[3]	*8%*	--	*10%*	*8%*	--	--	n/m	*13%*
PB&WM	Revenue	13,451	215	13,235	13,451	301	707	1,008	12,443
	Expenses	9,625	276	9,350	9,625	276	624	900	8,725
	Pre-tax Income	3,686	(60)	3,746	3,686	25	25	50	3,636
	Return on 10% B3 RWA[1]	27%	--	28%	27%	--	--	n/m	29%
IB	Revenue	12,622	--	12,622	12,622	--	(559)	(559)	13,181
	Expenses	10,366	298	10,068	10,366	298	768	1,066	9,300
	Pre-tax Income	2,243	(298)	2,541	2,243	(298)	(1,329)	(1,627)	3,870
	Return on 10% B3 RWA[1]	10%	--	10%	10%	--	--	n/m	19%
CC	Revenue	(790)	(544)	(246)	(790)	(544)	(191)	(735)	(55)
	Expenses	676	448	228	676	448	(76)	372	304
	Pre-tax Income	(1,468)	(992)	(476)	(1,468)	(992)	(115)	(1,107)	(361)

Expenses above do not include provisions.

1 Calculated using post-tax income denominated in CHF; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13, 25% in 1Q13 and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity.

2 The underlying adjustment related to AMF write down of CHF (86) mn is not included in Non-Strategic results in 2013.

3 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic units' RWA from reported shareholders' equity).

CREDIT SUISSE

February 6, 2014

46

Achieved CHF 3.1 bn annualized expense savings through FY13 since expense measures announced in mid-2011

Group expense reduction achieved in CHF bn



20.5
annualized
10.2
6M11
adjusted
20.8
FY13
reported
(2.8)
Savings of
CHF 2.4 bn
18.1
FY13
adjusted
(0.7)
Savings of
CHF 3.1 bn
17.4
FY13
adjusted excl.
significant items

Adjustments from 6M11 reported:	
Variable compensation	(1,034)
Realignment costs (CC)	(142)
Other (across divisions)	50
Total	**(1,127)**
Annualized (x2)	**(2,253)**

Adjustments from FY13 reported:	
Variable compensation[1]	(1,583)
Litigation provisions (PBWM/IB)	(473)
Realignment costs (CC)	(394)
IT architecture simplification	(128)
Goodwill impairment (PBWM)	(12)
Other (across divisions)[2]	(119)
FX impact	(64)
FY13 Total	**(2,773)**

Significant one-off items, including:	
Certain litigation provisions (IB)	(351)
UK withholding tax (PB&WM)	(100)
RRP	(102)
IT impairment (PB&WM)	(27)
Accelerated compensation (IB)	(25)
Morgan Stanley	(21)
FY13 Total	**(650)**

All data for Core Results including expense savings from discontinued operations;
All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses.
1 Related to existing population. 2 Primarily due to variable compensation related savings on reduction of force.

CREDIT SUISSE
February 6, 2014 47

Strong funding and liquidity

Assets and liabilities by category, end 4Q13 in CHF bn



873
873
Reverse repo 84
Encumbered trading assets 73
Funding-neutral assets[1] 122
Match funded
279
594
Repo 117
Short positions 40
Funding-neutral liabilities[1] 122
Cash & due from Banks 70
Unencumbered liquid assets[3] 150
Loans[4] 243
Other longer-maturity assets 131
122% coverage
Other short-term liab.[2] 40
Due to banks 59
Short-term borrowings 20
Deposits[5] 297
Long-term debt 130
Total equity 48
Assets
Equity & Liabilities

- **Well prepared for Basel 3 liquidity** requirements
  - Basel 3 Net Stable Funding ratio[6] (1-year) in excess of 100%
  - Short-term (30 days) liquidity under Swiss regulation in excess of requirement

1 Primarily includes brokerage receivables/payables, positive/negative replacement values and cash collateral.
2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets.
3 Primarily includes unencumbered trading assets, unencumbered investment securities and excess reverse repurchase agreements, after haircuts.
4 Excludes loans with banks.
5 Excludes due to banks and certificates of deposit.
6 Estimate under current FINMA framework. Basel 3 liquidity rules and FINMA framework are not finalized; amounts and statements and ratios shown here are based on interpretation of current proposals.

CREDIT SUISSE February 6, 2014 48

Collaboration revenues February 6, 2014 * 2013 collaboration revenues up 2% from 2012 Contribution to overall Credit Suisse result continues to be significant Strong performance in providing tailored solutions to UHNWI clients Collaboration revenues target range of 18% to 20% of net revenues Collaboration revenues – Core results in CHF bn and as % of net revenues

Currency mix February 6, 2014 * Net revenues 25,284 19% 56% 10% 3% 12% Total expenses1 20,823 33% 37% 6% 10% 14% CHF mn 2012 CHF USD EUR GBP Other Contribution 1 Total operating expenses and provisions for credit losses. 2 Based on 2012 and 2013 revenue and expense levels, currency mix and average exchange rates, respectively. Net revenues 23,250 22% 49% 16% 0% 13% Total expenses1 21,362 31% 38% 6% 10% 15% Credit Suisse Core Results CHF mn 2013 CHF USD EUR GBP Other Contribution Sensitivity analysis2 A 10% movement in the USD/CHF exchange rate affects 2013 pre-tax income by CHF 647 mn and 2012 pre-tax income by CHF 320 mn A 10% movement in the EUR/CHF exchange rate affects 2013 pre-tax income by CHF 136 mn and 2012 pre-tax income by CHF 264 mn

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: February 6, 2014		Credit Suisse Group AG and Credit Suisse AG